mpa

Motorcar Parts of America, Inc.
2004 Annual Report

The Focal Point . . . Quality Steers Progress





Motorcar Parts of America, Inc.

Positioned as one of the largest remanufacturers of starters and alternators – Motorcar Parts of America (MPA) produces approximately 2,800 different starter and alternator models for virtually every car and light truck on the road: import and domestic. Every product is engineered to deliver today's cutting edge technology for premium quality and lasting durability, which benefits both automotive professionals and Do-It-Yourselfers. MPA operates both domestically and internationally, with facilities in Torrance, California; Nashville, Tennessee; Charlotte, North Carolina; and overseas facilities in Singapore and Malaysia.

Financial Highlights

	2003	2004
Net sales	$ 167,566,000	$ 152,636,000
Income before income tax (expense) benefit	5,600,000	10,034,000
Income tax (expense) benefit	5,025,000	(3,552,000)
Operating income	6,944,000	10,965,000
Net income	10,625,000	6,482,000
Weighted average shares outstanding		
Basic	7,960,455	8,023,228
Diluted	8,540,560	8,388,129
Per common share		
Basic income per share	$ 1.33	$ 0.81
Diluted income per share	1.24	0.77
Total assets	$ 59,282,000	$ 65,996,000
Working capital	27,554,000	40,426,000
Total debt	10,956,000	4,656,000
Shareholders' equity	37,453,000	43,595,000

Operating Income (Loss)*



$12M
$10M
$8M
$6M
$4M
$2M
$0M
$-2M
$-4M
$-6M
$-8M
$-10M
(8.5)
(0.4)
11.2
6.9
11.0
2000 2001 2002 2003 2004

Net Income (Loss)*



$15M
$10M
$5M
$0M
$-5M
$-10M
$-15M
$-20M
$-25M
$-30M
(28.2)
(4.1)
11.7
10.6
6.5
2000 2001 2002 2003 2004

Cash Flow Provided by (used in) Operations*



$25M
$20M
$15M
$10M
$5M
$0M
$-5M
$-10M
(5.7)
6.9
2.8
21.0
15.2
2000 2001 2002 2003 2004

The selected historical consolidated financial information as of and for each of the years ended March 31, 2004, March 31, 2003, March 31, 2002, March 31, 2001, March 31, 2000 has been derived from and should read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this [illegible]

* $ in millions

Financial Highlights

Shareholders' Equity at March 31,*



$50M
$40M
$30M
$20M
$10M
$0M
17.4
13.3
26.8
37.5
43.6
2000
2001
2002
2003
2004

Market Capitalization at March 31,*



$80M
$70M
$60M
$50M
$40M
$30M
$20M
$10M
$0M
12.4
9.1
36.1
17.7
66.9
2000
2001
2002
2003
2004

Total Debt at March 31,*



$50M
$40M
$30M
$20M
$10M
$0M
40.8
32.2
30.2
11.0
4.7
2000
2001
2002
2003
2004

* $ in millions

October 2004

Dear Valued Shareholder,

During the past fiscal year, Motorcar Parts of America has made tremendous progress to improve our financial condition, secure our position in the marketplace, and begin a strategy to create long-term shareholder value.

Fiscal 2004: Plotting a New Course – In February of 2003, we embarked on a number of initiatives to bolster our position in the marketplace, while securing customer loyalty and building equity value for our investors.

Our customers were becoming increasingly price sensitive, resulting in considerable margin pressure. They perceived remanufactured starters and alternators as a commodity category. We had lost several pieces of business, resulting in a shrinking revenue base, and we had a minimal presence in the largest segment of the overall market, the traditional warehouse market.

After reviewing the underlying market dynamics and available strategic alternatives, our management team identified a clear opportunity to improve our business performance and build a leadership position in the remanufactured alternator and starter category. While there were many threads to this strategy, it centered on four important goals:

>>> *Re-engineer our manufacturing processes to improve product quality and decrease production costs, resulting in an industry-leading cost structure;*

>>> *Stabilize our existing revenue base through long-term supply agreements;*

>>> *Expand growth opportunities by entering markets that leverage our existing products and core competencies; and*

>>> *Discover new ways to add value for our customers, in order to grow our position with them and contribute to their business success.*

I am pleased to say that during the past twelve months we have made tangible progress on each of these fronts. The initial success of our strategic initiatives is apparent in our improving financial results.

In Fiscal 2004:

\>>> *Gross margins increased to 15.2% for Fiscal 2004.*

\>>> *Operating income increased to $11.0 million in Fiscal 2004.*

\>>> *We generated $15.2 million in cash from operations in Fiscal 2004.*

\>>> *Total debt declined by 58% to $4.7 million at March 31, 2004.*

We believe these steps have positioned us to achieve restored top-line growth, with improved profitability, as we continue to execute this strategy.

In closing, I would like to thank all of our management team members, customers and employees who have been instrumental in taking MPA to this exciting new phase in our development. I would especially like to thank the shareholders who have remained with us as we charted this new course. This is only the beginning. We look forward to continued performance as we strive to create value for those with a stake in MPA.



Sincerely,

Selwyn Joffe
Chairman of the Board, President and CEO
Motorcar Parts of America, Inc.


We Know Quality.

Automotive Engineering Built for Performance and Lasting Quality

Exclusive Recipient of the Frost & Sullivan 2004 Product Quality Leadership Award for the North American Automotive Starter and Alternator Aftermarket

At MPA, quality is top priority. From factory technicians to executive management, every employee understands just how important it is that every vehicle operates properly anytime a driver turns its key. This appreciation drives us to create the most dependable starters and alternators in the industry, and it's the reason why we only use the same reliable components that we trust for our own families. To achieve this level of dependability, MPA continues to maintain QS-9000 Certification – one of the highest quality standard attainable for automotive parts suppliers, and a requirement for supplying parts to many of the world's leading automobile manufacturers. MPA also implemented a Total Quality Management (TQM) system that begins the moment each employee passes through our doors. TQM is more than just a catchphrase – it's a rigorous quality philosophy that affects every aspect of management and production.

Premier Retail Distribution Platform

The quality of MPA remanufactured parts is reflected in the stature of the leading retail chains we supply. Last year, none of these customers operated under a long-term contract. We set out to change that, and as of today we have long-term supply agreements in place with all of our major customers. In May of 2004, we were able to significantly expand our position with our largest customer as their primary provider of import starters and alternators. These contracts provide us with a stable platform from which we can add new customers and expand our share of the Do-It-Yourself (DIY) market, which currently exceeds 25%.

Professional Installer Distribution Platform

MPA quality is also reflected in the private label product we build for General Motors Service Parts Operation for distribution through the professional installer market.

The Professional Installer Brand: Quality-Built™

In Fiscal 2004, we developed and launched a new product line targeted at the $700-million professional installer (or Do-It-For-Me) market. The traditional warehouse segment accounts for more than half of


We Build for Performance.

Automotive Engineering Built for Performance and Lasting Quality

the overall available market, and offers MPA further growth opportunity. Yet until now, MPA only sought a minimal presence. The new Quality-Built™ (QB™) brand leverages our vast selection of remanufactured starters and alternators, technological leadership, and our exceptional reputation for reliability. We have designed a warranty program that sets a new industry standard, brought on a management team experienced in warehouse distribution models, and built a national network of sales representatives. Early in Fiscal 2005 we won our first large customer, and we expect this market to become an increasingly important contributor to our future growth and profitability.

A Road-Tested Commitment to Advanced Technology

A leader in durability testing and component engineering, MPA fully utilizes today's technology to improve the performance of every starter and alternator we produce. This is evidenced by our Technology Center, an innovative 9,000-square-foot facility dedicated to durability testing and root cause analysis, the hallmarks of our quality engineering processes. Using proprietary testing equipment developed in-house, MPA performs punishing life-cycle and durability tests until failure occurs, then conducts root-cause analysis to determine the source of failure. The information gleaned from these tests forms the foundation of a proprietary product knowledge database that helps us prevent similar failures in the future.

MPA tests components to determine optimal configurations for each model, and verifies that all supplier components meet the highest standards for performance and reliability. Sub-assemblies are further tested during the remanufacturing process to ensure consistent performance for finished units, then every completed product is 100% end-of-line (EOL) tested and inspected on computerized testing equipment to ensure it passes the final test – which occurs every time a driver sits behind the wheel.

MPA Remanufacturing Harnesses Dormant Energy, Converting Cores into Power

MPA remanufacturing turns cores (out of service units) into reliable power for virtually every car and light truck on the road. During the remanufacturing process, MPA replaces or remanufactures every component prone to wear – regardless of condition. Remanufacturing also makes a positive environmental impact by recycling large amounts of materials.


We Engineer for Reliability.

Automotive Engineering Built for Performance and Lasting Quality

"Lean manufacturing is a key focus of MPA's overall business plan for the future. We've aligned our business strategy with our manufacturing strategy, to ensure the improvements we've already made with lean manufacturing will be here for the long-term." – Selwyn Joffe, Chairman and CEO

In Fiscal 2004, we realized the impact of implementing lean manufacturing principles, originally pioneered by Toyota. As a result, we have seen measurable improvements in productivity, product quality, and working capital efficiency. By fully transforming our traditional assembly lines to dedicated factory cells, we've sliced manufacturing times from three to five days to about one hour. We increased our manufacturing capacity by a staggering 50%. And the new lean system has reduced the rate of defects, while creating a more flexible manufacturing process that can rapidly adjust to shifting demands.

Flexing our Marketing Muscle to Generate Unprecedented Success

MPA began Fiscal 2004 with a difficult mandate: improve marketing to build our brand and increase our bottom line. We changed our name from Motorcar Parts & Accessories – which reflected a decades-old product mix that included automotive accessories – to Motorcar Parts of America, which better reflects our national presence and current underhood product offerings: starters and alternators.

Finally, we realized that we needed to transform our relationship with our retail customers from a commodity provider to a value-added supplier and marketing partner. This encompasses a range of initiatives designed to help our customers grow revenues, improve their relationship with consumers, and increase margins. Our objective is to use every asset at our disposal – technology, marketing expertise, product design, supply chain integration and customer service – to become a more valuable partner. We have done this in a number of ways.

Working with a leader in testing instrumentation, we helped develop an automated diagnostic machine which enables in-store sales associates to accurately determine if an alternator or starter is functioning correctly. This device addresses a major problem in our industry: the return of functioning merchandise due to faulty customer diagnosis. Since rolling it out with a major retail chain, we have seen these returns drop significantly – resulting in cost savings to MPA and enabling the retailer to sell the


We Harness Energy.

customer the correct part. We also migrated our approximately 2,800 SKU parts catalog online, so that professional installers, retail sales people and even consumers can find the right part for their vehicle. These 2,800 SKU's service approximately 105,000 applications. We built a Web-based diagnostic guide (www.onlinetechhelp.com) that walks the user step-by-step through the process of identifying why the vehicle won't start, and the correct procedures to repair it. Finally, we launched two websites: a comprehensive corporate website for MPA (www.motorcarparts.com), and a site devoted exclusively to the Quality-Built™ brand (www.quality-built.com), which features a private extranet to facilitate field sales communications with representatives and customers.

We've employed these initiatives to provide added value for our customers, while reducing the frustration and expense associated with a faulty diagnosis. These are just a few examples of how MPA is seeking to build customer loyalty and brand awareness.

Upping the Amperage

In Fiscal 2005, we plan to take each strategy to the next level of performance. We intend to further improve our cost position by expanding our manufacturing presence overseas, both at our existing facility in Malaysia and at a new planned facility in Mexico. We are looking for opportunities to further expand our share with existing customers, and by gaining new retail accounts. We will continue to expand our presence in the professional installer market, which we expect will positively contribute to market share. We have a range of initiatives planned that will add value for our customers and consumers, transforming MPA into a consumer driven business that will redefine our industry.

As we move forward, Motorcar Parts of America plans to leverage the strategies discussed above to the next level of performance.

"Fiscal 2004 was marked by many operational and strategic accomplishments, and we began to see the fruits of the strategic initiatives we put in place over the past year."

— Selwyn Joffe, Chairman and CEO


We Have One Point.

To the Driver Who Sits Behind the Wheel,

MPA Products Have No Appearance.

Everything Just Works,

And That Is Precisely

the Point

o



Motorcar Parts of America, Inc.

2004 Financial Review

Motorcar Parts of America, Inc.

Financial Table of Contents

Management's Discussion and Analysis 21

Critical Accounting Policies 22

Report of Independent Registered Public Accounting Firm 45

Consolidated Balance Sheets 46

Consolidated Statements of Operations 47

Consolidated Statements of Shareholders' Equity 48

Consolidated Statements of Cash Flows 49

Notes to Consolidated Financial Statements 50

Selected Financial Data 85



Disclosure Regarding Private Securities Litigation Reform Act of 1995. This annual report contains certain forward-looking statements with respect to our future performance that involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in such statements. These factors include, but are not limited to: concentration of sales to certain customers, changes in our relationship with any of our customers, including the increasing customer pressure for lower prices and more favorable payment terms, our failure to meet the financial covenants or the other obligations set forth in our bank credit agreement and the bank's refusal to waive any such defaults, increases in interest rates, changes in the financial condition of any of our major customers, the potential for changes in consumer spending, consumer preferences and general economic conditions, increased competition in the automotive parts remanufacturing industry, unforeseen increases in operating costs and other factors discussed herein and in our filings with the Securities and Exchange Commission.

Management Overview. Both the retail and traditional markets in our rotating electrical category are continuing to grow in size; however, both markets continue to experience consolidation. We make it a priority to focus our efforts on those customers we believe will be successful in the industry and will provide a strong distribution base for our future. We operate in a very competitive environment, where our customers expect us to provide quality products, in a timely manner at a low cost. To meet these expectations while maintaining or improving gross margins, we have focused on regular changes and improvements to make our manufacturing processes more efficient, and our movement to lean manufacturing cells, increased production in Malaysia and pursuit of a production facility in northern Mexico, utilization of advanced inventory tracking technology and development of in-store testing equipment reflect this focus. Our sales are increasingly concentrated among a very few customers, and these key customers regularly seek more favorable pricing, delivery and payment terms as a condition to the continuation of existing business or expansion of a particular customer's business. To partially offset some of these customer demands, we have sought to position ourselves as a preferred supplier by working closely with our key customers to satisfy their particular needs and entering into longer-term preferred supplier agreements.

To grow our revenue base, we have been seeking to broaden our retail distribution network and have begun to target sales to the traditional warehouse and professional installer markets. We continue to expand our product offerings to respond to changes in the marketplace, including those related to the increasing complexity of automotive electronics.

Our management pays particular attention to the cash generated by operations and views this as a key measure of our performance. Management also looks for ways to enhance shareholder value by assuring that invested capital is efficiently deployed. As part of this strategy, we have from time to time repurchased shares of Common Stock or options or warrants to purchase Common Stock upon terms the were accretive to our earnings. To strengthen our customer relationships, we have structured attractive purchase arrangements for these customers and entered into agreements with our customers and financial institutions to reduce the working capital costs associated with these arrangements.

General. The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein.

Critical Accounting Policies.

Revenue Recognition. We recognize revenue when our performance is complete and all of the following criteria established by SAB 104, Revenue Recognition, have been met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The seller's price to the buyer is fixed or determinable, and
- Collectibility is reasonably assured.

For products shipped free-on-board ("FOB") shipping point, revenue is recognized on the date of shipment. For products shipped FOB destination, revenues are recognized two days after the date of shipment based on our experience regarding the length of transit duration. We include shipping and handling charges in the gross invoice price to customers and classify the total amount as revenue in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs are recorded in cost of sales.

The price of a finished product sold to customers and recorded as revenue is generally comprised of separately invoiced amounts for the core included in the product ("core value") and for the value added by remanufacturing ("unit value"). Core value revenue is recorded based on the assigned value of the core as agreed upon with customers. Unit value revenue is recorded based on our price list, which is revised from time-to-time, net of applicable discounts and allowances. The terms of one customer agreement provide that the invoice price is based on unit value only, excluding the core charge. In that case, we record only unit value revenue based on our price list, net of any applicable discounts or allowances. This agreement will have the effect of reducing our revenues for each unit sold to this customer. Our gross profit per unit, however, will be unaffected by this arrangement. Under this arrangement, profit or loss from the sales of cores to this customer is recognized on a monthly basis based upon a reconciliation of the number of units sold to the number of cores returned.

In fiscal 2004, we began to offer products on a pay-on-scan (POS) basis. For POS inventory, revenue is recognized when the customer has notified us that it has sold a specifically identified product to another person or entity. Our customer bears the risk of loss of any POS product from any cause whatsoever from the time possession is taken until a third party customer purchases the product. Net sales from POS inventory were $10,372,000 for the fiscal year ended March 31, 2004.

We record sales incentives, concessions and allowances as a reduction of revenues at the time the related revenues are recorded or when such incentives are offered in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer." Sales incentive amounts are recorded based on the value of the incentive provided.

Product Warranty. We generally have two types of warranty policies: (a) an advance warranty discount policy, which is a reduction taken on the invoice and (b) an authorized warranty return program which is generally given upon a request from a customer:

> Advance Warranty Discount Policy: For products under this warranty policy, we deduct from the invoice an agreed-upon warranty adjustment, which is typically a percentage of the invoice price.

In accordance with SAB 104, we record revenue at the time of sale based on the agreed-upon price, which is net of the warranty adjustment.

Authorized Warranty Return Policy: This policy allows ongoing customers to return parts that have been returned to them under their return policies by a consumer purchaser regardless of whether the parts are defective. In accordance with SFAS 48, "Revenue Recognition When Right of Return Exists," we reduce revenue at the time of sale based on estimated future returns.

With respect to the Authorized Return Warranty Policy, we estimate returns in the same period in which the revenue is recorded. The estimates are based on historical analysis, customer agreements and currently known factors that arise in the normal course of business. Since the warranty charge impacts revenues, if estimated returns vary from actual returns, our revenues will be higher or lower than previously recorded.

Stock Adjustments. Under the terms of certain agreements with our customers and consistent with industry practice, our customers from time to time are allowed stock adjustments when their inventory level of certain product lines in their stock exceed their anticipated levels of sales to their end-user customers. Stock adjustment returns are not recorded unless and until they are authorized by the Company, and they do not occur at any specific time during the year.

In fiscal 2001 we modified our accounting for stock adjustments. Historically, when the returns were made we charged a portion of stock adjustment returns against net sales and expensed the balance as cost of goods sold. In the third quarter of fiscal 2001, because of an unprecedented large return from one customer, we recognized adjustments to net sales and cost of goods sold of $898,000. Therefore, in the fourth quarter of fiscal 2001, we began to provide for a monthly $75,000 allowance to cost of goods sold to address the anticipated impact of stock adjustments. We review the reasonableness of this accounting estimate every quarter by evaluating the stock adjustment returns received in the last twelve months as well as information obtained from customers concerning inventory levels and perceived demand in specific locations and/or specific part numbers. Accordingly, we increased the monthly accrual from $80,000 to $112,000 per month in March 2003. In January 2004, as a result of a special stock adjustment of $263,000 we allowed in December 2003, we increased the allowance by that amount and increased the monthly accrual to $134,000 per month. The provision for stock adjustments we accrued in fiscal 2004, 2003, and 2002 resulted in gross profit decreasing by $1,561,000, $962,000 and $898,000, respectively. The stock adjustments accepted by the Company were $1,882,000, $778,000 and $513,000 in 2004, 2003 and 2002, respectively, and these amounts were charged against the stock adjustment allowance. As of March 31, 2004, 2003 and 2002, the balance in the stock adjustment reserve account was $473,000, $794,000 and $610,000 respectively. The following table summarizes our reserve for stock adjustments:

For the Year Ended March 31	Balance at Beginning of Period	Stock Adjustment Accrual Charged To Income	Stock Adjustments Received	Balance at End of Period
2004	$ 794,000	$ 1,561,000	$ 1,882,000	$ 473,000
2003	$ 610,000	$ 962,000	$ 778,000	$ 794,000
2002	$ 225,000	$ 898,000	$ 513,000	$ 610,000

In fiscal 2004, we also agreed to accept a stock adjustment of approximately $490,000 to assist our largest customer in its acquisition of a major commercial customer. This adjustment was charged against the allowance for stock adjustments.

The stock adjustment allowance is reviewed quarterly based on information received from customers to determine if the allowance should be adjusted. This accrual reflects the fact that the amount of the credit for inventory overstocks is negotiated with our customers, and this credit may be different than the price charged to the customer for the returned inventory.

Inventory Reserve. We have taken a systematic approach in establishing a reserve for excess and obsolete inventory. The reserve is based upon our knowledge of the industry, communication with core brokers and suppliers, scrap values and discussions with our customers and is computed based upon historical usage and a product's life cycle.

The excess and obsolete inventory reserve account decreased by $611,000 to $2,954,000 in fiscal 2004 from $3,565,000 in fiscal year 2003. In fiscal 2003, this account decreased by $150,000 from $3,715,000 in fiscal year 2002. The decrease in fiscal 2004 was principally due to the scrapping of 52,000 pieces of import alternator cores which reduced the reserve for excess and obsolete inventory by $465,000. In addition, we sold certain domestic starters which were previously reserved for in the amount of $155,000. Each quarter, we review the last 12 months of activities of each part number to determine the usage for these parts. Based on this activity, we then determine the number of months of inventory on hand and in general establish reserves at rates ranging from 10% to 80% of the cost of inventory on hand for that particular item of inventory.

Acquisition of Cores; Related Marketing Allowance. Upon receipt of a core from a customer, we generally give a credit to the customer for the contractually agreed-upon core value for the respective part number, which is typically the same as the amount invoiced at the time of a sale. This amount generally exceeds the market value of the core accepted as a trade-in, and we record this difference in cost of sales. We generally limit core returns to cores sold to the specific customer that are in remanufacturable condition.

Core Valuation. We record core inventory at the lower of cost or market. We adjust the carrying value of cores in three ways:

(1) When purchases constitute 25% or more of quantity on hand, a weighted average cost is applied. We believe that purchases from core brokers that represent 25% or more of the quantity on hand represent a quantity that is sufficiently large enough to derive a market value for that particular core.

(2) Cores not adjusted for purchases as described in (1), are adjusted every six months based on a comparison to core broker prices. All cores that have a difference between the carrying value and the quoted core broker price of 35% or greater are adjusted to reflect the change in market value. The 35% amount was determined to be the approximate range in the fluctuation of market prices observed based on seasonal factors and differences in pricing between brokers. Core values fluctuate on the basis several economic factors, including market availability, seasonality and demand. Broker prices are determined individually by the broker based on the quantity available to the broker and its expectation of demand.

(3) A valuation reserve is maintained for those cores not adjusted by the above policies. This reserve is based upon the inherent value of cores, which we estimate have a life cycle of 20 years. This reserve account, which is part of the reserve for excess and obsolete inventory, decreased in fiscal year 2004 by $3,000 from $37,000 at fiscal year-end 2003 to $34,000 at fiscal year-end 2004. In fiscal year 2003, this reserve account decreased by $227,000 from $264,000 at fiscal year-end 2002 to $37,000 at fiscal year-end 2003. The decrease in both years was principally the result of our continued efforts to decrease the quantity of core inventory by selling and scrapping obsolete cores.

These adjustments to core inventory values result in a corresponding adjustment to cost of goods sold.

Accounting for Over/Under Returns of Cores. Based on our experience, contractual arrangements with customers and inventory management practices, on an annual basis we receive and purchase a used but remanufacturable core from customers for almost every remanufactured alternator or starter we sell to customers. However, both the sales and receipts of cores throughout the year are seasonal with the receipts of used cores lagging sales significantly. Our customers typically purchase more cores than they return during the months of April through September (the first six months of the fiscal year) and return more cores than they purchase during the months of October through March (the last six months of the fiscal year). To account for this lag and match sales with the associated liability to receive and purchase used cores, on a monthly basis we either (a) record deferred revenue (a liability) if core receipts are less than sales or (b) record a debit entry to deferred revenue if core receipts are greater than sales. In addition to matching sales to associated returns, this policy is conservative because we do not record any gain from under-returns of used cores until the last quarter of the fiscal year, which marks the end of the period during which we typically experience an over-return of cores. The amount of the adjustment taken at the end of fiscal years 2004, 2003, and 2002, was $981,477, $0 and $630,200, respectively. This year-end adjustment has the effect of increasing our gross revenues.

Accounting for Deferred Taxes. The valuation allowance for deferred tax assets was based upon management's estimate of current and future taxable income using the accounting guidance in SFAS 109, "Accounting for Income Taxes." Based on SFAS 109, the seasonality of our earnings stream and numerous other factors discussed below, management considered it appropriate to defer recognition of tax benefits to the fourth quarters of fiscal 2003 and 2002 when we recognized a tax benefit of $4,331,000 and $4,005,000, respectively.

In preparing our fiscal 2002 financial statements, we considered the weight of the available evidence to determine whether it was "more likely than not" that a portion of the deferred tax asset would not be realized. In particular, management identified two positive factors impacting realization of the deferred tax assets that did not exist in fiscal 2001 – our improved profitability in fiscal 2002 and the resulting increased confidence in management's ability to rely on future earnings to forecast the utilization of more of the deferred tax benefits. Due to ongoing concerns about pending income tax audits and financing contingencies, however, management still concluded it was "more likely than not" that a portion of the deferred tax asset would not be realized. Accordingly, for fiscal 2002, we calculated the amount of the valuation allowance based on projected future taxable income beyond the next two fiscal years (thus the amount of the net deferred tax asset was based on projected fiscal 2003 and 2004 income) and the resulting income tax benefit was recorded in the fourth quarter of fiscal 2002.

In the fourth quarter of fiscal 2003, the IRS approved our treatment of the amount to be deducted relating to the fiscal 2000 change in accounting for inventory and allowed us to deduct the entire amount in one year (2003) instead of the four years originally anticipated. In addition, the IRS concluded its audits. Furthermore, we resolved our financing contingency and signed an agreement with a new bank. These positive factors, as well as another year's history of operating profits, lead us to conclude that a valuation allowance was no longer required. Thus, the balance in the allowance was eliminated in the fourth quarter of fiscal 2003.

No valuation allowance is reflected in the fiscal 2004 financial statements, based on our evaluation of the deferred tax assets using the accounting guidance in SFAS 109.

Results of Operations

Fiscal Year Ended March 31,	2004	2003	2002
Net Sales	100.0%	100.0%	100.0%
Cost of Goods Sold	84.8%	89.6%	88.0%
Gross Margin	15.2%	10.4%	12.0%
General and Administrative Expenses	6.3%	5.4%	4.2%
Selling Expenses	1.3%	0.7%	0.7%
Research and Development	0.4%	0.3%	0.3%
Provision for Doubtful Accounts	0.0%	(0.1%)	0.2%
Operating Income	7.2%	4.1%	6.6%
Interest Expense, net of Interest Income	0.6%	0.8%	2.1%
Income Before Income Taxes	6.6%	3.3%	4.5%
Income Tax (Expense) Benefit	(2.3%)	3.0%	2.3%
Net Income	4.3%	6.3%	6.8%

Fiscal 2004 Compared to Fiscal 2003. Net sales for fiscal year ended March 31, 2004 were $152,636,000, a decrease of $14,930,000 or 8.9% from the prior years' sales of $167,566,000. This decrease principally reflects: (1) a decrease of $5,472,000 representing sales made during fiscal 2003 to a customer we lost in February 2003; (2) the loss of $6,496,000 in sales made to two distribution centers (and their supported retail stores) that we supplied during fiscal 2003 but no longer supply (as noted in the following paragraph we subsequently gained incremental business in excess of what we had previously lost from this customer); (3) inventory of approximately $3,911,000 which remained unsold as of March 31, 2004 and would have been included in net sales prior to the initiation during fiscal 2004 of the pay-on-scan arrangement with our largest customer; (4) the mild summer in 2003 that resulted in reduced sales of a particular product line that often fails during the hot summer by approximately $3,000,000; (5) a decrease in revenues of $6,163,000 because we began selling products to one of our customers net of a core charge, as of October 1, 2003 and (6) recognition of $1,084,000 as a reduction to net sales from amortization of a marketing allowance and a $325,000 reduction to net sales reflecting testing equipment we paid for as part of a marketing allowance. Both amounts were provided to one of our customers as part of an agreement for a five year contract. The remaining balance of the marketing allowance of $1,939,000 at March 31, 2004 will be recognized monthly through January 31, 2008.

Offsetting the decrease in sales were increases in sales of $2,724,000 to the customer that we began to sell products to net of a core charge and, although we stopped supplying one of our customer's two distribution centers during fiscal 2004, sales to this customer for those distribution centers we continued to supply increased by $7,465,000. In addition, due to programs implemented with our customers and engineering and quality control initiatives, warranty returns and allowances, which reduce gross revenues, improved to 18.8% of gross revenues for fiscal 2004 as compared to 19.9% of gross revenues for fiscal 2003. This equates to approximately a $1,318,000 increase in gross revenues for the period. We are unable to estimate whether this improvement in warranty returns and allowances can be sustained.

As a percentage of net sales, cost of goods sold decreased in fiscal 2004 to 84.8%, which represents a decrease of 4.8% when compared to fiscal 2003. Our improved gross margin is primarily due to: (1) a reduction in cost of sales of $6,163,000 reflecting our agreement with one customer to sell goods net of a cost charge; (2) lowered production costs associated with a number of manufacturing efficiencies we have adopted, which we estimate saved approximately $3,000,000 in production costs when compared to fiscal 2003; (3) the under-return of cores by our customers of $981,000 which we recognized as a reduction to cost of sales in the fourth quarter of fiscal 2004 in accordance with our accounting policy for core over/under returns; (4) a decrease in our adjustments to inventory values, which increase cost of sales, to $2,976,000 in fiscal 2004 from $3,658,000 in fiscal 2003; (5) raw material cost savings of, $1,394,000 from price concessions we realized from our suppliers over the amount realized in fiscal 2003; (6) cost savings of $337,000 that we realized by increasing production in our Malaysian facilities; and (7) royalty income of $215,000 from the licensing of our proprietary product identification intellectual property as part of a confidential licensing agreement entered into in fiscal 2004 for which there was no related expenses. These reductions in cost of sales were offset by an increase in the stock adjustment return allowance to $1,561,000 in fiscal 2004 from $962,000 in fiscal 2003. This increase resulted in a corresponding increase in cost of sales.

General and administrative expense for fiscal 2004 was $9,616,000, which represents an increase of $700,000 or 7.9%, from the prior year's expense of $8,916,000. This increase reflects the following factors: (1) an increase in the amount of legal fees we incurred, from $560,000 in fiscal 2003 to $966,000 in fiscal 2004, pursuant to an indemnification agreement with Richard Marks, a former officer, in connection with the SEC's and the U.S. Attorney's investigations; (2) a $240,000 increase in expenses relating to the implementation of an automated inventory tracking system and increased staffing in our information technology department; (3) $155,000 in increased travel expenses incurred in connection with greater trade show participation, visiting customers and suppliers; and (4) an increase of $25,000 in other miscellaneous expenses. These increases were offset by a decrease in bank fees of $126,000 recognized in fiscal 2003 associated with the financing which we obtained in December 2002.

Sales and marketing expenses increased by $906,000 or 84.6% to $1,977,000 in fiscal 2004 from $1,071,000 in fiscal 2003. This increase is principally attributable to costs incurred in connection with various marketing initiatives to strengthen our overall presence in the marketplace and increase our sales to the traditional warehouse market (including preparation of primary and collateral sales and marketing materials, costs incurred in connection with our name change, our participation in various trade shows in which we had not participated in recent years, development of materials relating to our new brand introduction, "Quality-Built", and the hiring of a new senior sales executive).

Interest expense for fiscal 2004 was $968,000. This was a decrease of $1,012,000 or 51.1% from fiscal 2003 interest expense of $1,980,000. This decrease is the result of lower interest rates and lower outstanding loan balances. Our outstanding loan balance was $3,000,000 as of March 31, 2004 as compared to $9,932,000 as of March 31, 2003, a reduction of $6,932,000 over the twelve month period. The decrease was partially offset by an increase of $318,000 in the amount of discounts we accepted in connection with the receivable discount programs we have with two of our customers. This increase is largely attributable to an increase of $15,506,000 in the amount of receivables that we discounted under these programs. In addition, in fiscal 2003, only one of our customers participated in the receivable discount program, compared to two in fiscal 2004. Interest expense was comprised principally of interest on our line of credit facility, capital leases (and related notes payable) and our receivable discount programs.

Interest income for fiscal 2004 was $37,000. This is a decrease of $599,000 or 94.2% when compared to interest income of $636,000 for fiscal 2003. This decrease is principally related to the $606,000 of interest income we received from federal and California taxing authorities as a result of a favorable determination following an examination of our 1996 through 2001 income tax returns.

Although our fiscal 2004 pre-tax income increased by 79.2%, when compared to our results for fiscal 2003, our net income for fiscal 2004 declined by 39%, when compared to our fiscal 2003 net income. In fiscal 2004, we recognized book tax expense of $3,552,000. By contrast, in fiscal 2003, we recognized a tax benefit of $5,025,000 due to the elimination of the deferred income tax valuation allowance of $4,331,000 and a federal income tax refund of $694,000 from the successful conclusion of a tax examination of our income tax returns covering fiscal years 1996 to 2001. For tax purposes, we have federal and state net operating loss carry forwards of $11,709,000 and $7,492,000, respectively, which expire in varying amounts through 2023.

Fiscal 2003 Compared to Fiscal 2002. Net sales for fiscal year ended March 31, 2003 were $167,566,000, a decrease of $4,474,000 or 2.6% from the prior years' sales of $172,040,000. This decrease in net sales is principally related to the loss of two customers which resulted in a reduction in net sales of approximately $3,500,000. The decrease in sales to these customers was partially offset by an increase in sales to our continuing customers of approximately $1,800,000. Our net sales for fiscal 2003 were also reduced by an increase in the marketing allowances we provide our customers from approximately $1,500,000 in fiscal 2002 to approximately $4,300,000 in fiscal 2003. Approximately $1,626,000 of this increase is attributable to those allowances granted to a customer as part of a five-year contract that we executed with that customer in March 2003. (In connection with this agreement, we also agreed to assume responsibility for up to $1,500,000 of the cost of testing equipment that this customer may install in its stores. Any such cost that is incurred by us will be recognized over a five-year period as an additional marketing allowance.) The balance of the increase in marketing allowances is attributable to the increasing pressure we are receiving from our customers for more favorable pricing terms. Warranty returns and allowances, which are also netted against sales, remained relatively flat at 19.9% of sales for fiscal 2003 as compared to 19.8% in fiscal 2002.

As a percentage of net sales, cost of goods sold increased in fiscal 2003 to 89.6%, which represents an increase of 1.6% when compared to fiscal 2002. This increase was largely attributable to reductions in the carrying values of our inventory that were made throughout the year to reflect our current estimate of the market value of our inventory and the lower production costs that we are realizing from our manufacturing efficiencies. Adjustments to inventory in fiscal 2003 totaled $3,658,000 compared to $2,417,000 in fiscal 2002. These expenses were partially off set by a reduction in freight costs of $477,000 when comparing fiscal 2003 to fiscal 2002.

General and administrative expense for fiscal 2003 was $8,916,000, which represents an increase of $1,713,000 or 23.8%, from the prior year's expense of $7,203,000. This increase is principally attributable to several factors. Our total legal fees increased from $299,000 in fiscal 2002 to $1,347,000 in fiscal 2003. Of this amount, approximately $560,000 and $156,000 represent increased legal fees we incurred pursuant to our indemnification agreements with Richard Marks and Peter Bromberg, respectively, in connection with the SEC's and the U.S. Attorney's Office's investigation of these two former officers. In addition, we incurred $230,000 in additional legal fees for attorneys we hired to represent us, Mel Marks, one of our Board members, and other employees who were interviewed in connection with these investigations.

In addition, we increased the compensation we paid to Selwyn Joffe by approximately $120,000 to reflect the expanded duties he assumed prior to his appointment as our CEO in February 2003 and increased by $115,000 the compensation we paid to Mel Marks, one of our directors and our single largest shareholder. We also recorded $267,500 of additional expenses associated with the departure of Anthony Souza, our former CEO. General and administrative expenses also increased as a result of (1) increased directors' fees of $60,000 resulting from the addition of new members to our Board; (2) investment banking fees of nearly $110,000 which were incurred in connection with an evaluation of our strategic options; (3) insurance and benefit cost increases of nearly $275,000; and (4) bank fees and charges of approximately $130,000 paid to both our current and former lenders in connection with the replacement of our lending facility. These increases were partially offset by a decrease of approximately $300,000 in salaries and bonuses paid to key executives, largely attributable to a decline in our pre-tax profits.

Selling expenses decreased $96,000 or 8.2% in fiscal 2003 to $1,071,000 from $1,167,000 in fiscal 2002. This decrease was largely the result of declines in net personnel costs (including commissions paid) of approximately $41,000, advertising costs of approximately $35,000 and supplies of approximately $20,000.

Research and development expenses increased by $12,000 or 2.2% in fiscal 2003 to $564,000 over the $552,000 spent in fiscal 2002. This increase is principally attributable to increases in our supply costs, workers' compensation payments and travel expenses, which were partially offset by declines in hourly and temporary wage costs and repair costs.

In fiscal 2003 we were able to recover $104,000 of bad debts, which had previously been expensed, due to aggressive collection actions with respect to a former customer and the favorable resolution of certain shipping and pricing discrepancy issues.

Interest expense for fiscal 2003 was $1,980,000. This was a decrease of $1,602,000 or 44.7% from fiscal 2002 interest expense of $3,582,000. Of this total decrease, $360,000 reflects the interest expense we recorded in fiscal 2002 as the result of our re-pricing of 400,000 warrants issued to Wells Fargo Bank in May 2001. The balance is principally the result of lower interest rates, a reduction in the principal balance outstanding and recognition of approximately $208,000 of unamortized bank fees that were waived because we were able to replace our bank lender by December 31, 2002.

Interest income for fiscal 2003 was $636,000. This is an increase of $610,000 when compared to interest income for fiscal 2002. This increase is due to the interest paid to us by both the federal and California taxing authorities as a result of a favorable determination following an examination of the Company's 1996 through 2001 income tax returns.

Liquidity and Capital Resources. We have financed our working capital needs through the use of our bank credit facility, the receivable discount programs we have established with two of our customers and the cash flow generated from operations. Under the terms of our December 2002 loan agreement which we recently replaced, we could borrow up to the lesser of (i) $25,000,000 or (ii) our borrowing base, which consisted of 75% of our qualified accounts receivable plus up to $10,000,000 of qualifying inventory. At March 31, 2004 our borrowing base was $19,080,000, and we had borrowed $3,000,000 of this amount and reserved an additional $3,100,000 in connection with the issuance of standby letters of credit for worker's compensation insurance. The interest on the amount outstanding at March 31, 2004 was calculated based upon the 90 day IBOR rate plus 2% or 3.11% and matured on April 22, 2004.

In May 2004, we entered into a new loan agreement that replaced the facility we established in December 2002. Under this new agreement, we can borrow up to $15,000,000 without reference to a borrowing base. The interest rate on this credit facility fluctuates and is based upon the (i) bank's reference rate or (ii) LIBOR, as adjusted to take into account any bank reserve requirements, plus a margin of 2.00%. At June 25, 2004 we had no borrowings outstanding under the facility. This new loan agreement expires on October 2, 2006.

The new loan agreement includes various financial conditions, including minimum levels of tangible net worth, cash flow, fixed charge coverage ratio and a number of restrictive covenants, including prohibitions against additional indebtedness, payment of dividends, pledge of assets and capital expenditures as well as loans to officers and/or affiliates. In addition, it is an event of default under the loan agreement if Selwyn Joffe is no longer our CEO. Pursuant to the new loan agreement, we have agreed to pay a fee of 3/8% per year on any difference between the $15,000,000 commitment and the outstanding amount of credit we actually use, determined by the average of the daily amount of credit outstanding during the specified period.

We were in default under our credit agreement for failure to achieve EBITDA of at least $3,000,000 for the quarter ended June 30, 2004 and $14,000,000 in EBITDA for the fiscal quarters ended June 30, 2004. On August 13, 2004 the bank waived our breach of these EBITDA covenants.

During fiscal 2004, we increased our working capital by $12,872,000, or 46.7%, over working capital at fiscal year-end 2003. In addition, we were able to reduce our line of credit debt by $6,932,000 and improve our cash on hand by $6,323,000, in each case comparing the amounts at fiscal year-end 2004 to those at fiscal year-end 2003.

Our inventory levels increased by approximately $1,161,000 from fiscal year-end 2003 to fiscal year-end 2004. Because of our improved inventory management, we were able to reduce our raw materials inventory by $4,899,000 during this period. Our finished goods inventory increased by approximately $5,547,000 as a result of our decision to build up inventories in anticipation of the incremental business we were awarded in May 2004 by our largest customer.

Accounts receivable increased by $1,862,000 during fiscal 2004. Trade receivables decreased by $1,665,000. This decrease was offset by: (i) a $1,746,000 reduction in the accrued for slotting fees; (ii) a $1,460,000 reduction in authorized returns; and (iii) a decrease of $321,000 in the stock adjustment reserve.

Our liquidity has been positively impacted by receivable discount programs we have established with two of our customers. Under this program, we have the option to sell a customer's receivables to the bank at an agreed upon discount set at the time the receivables are sold. The discount has ranged from .12% to 2.06% during fiscal 2004, and has allowed us to accelerate collection of two of our customer's receivables aggregating $39,506,000 by an average of 149 days.

This agreement is an important factor behind the $6,323,000 increase in cash at March 31, 2004. In the current fiscal year, we established a similar arrangement for one of our other key customers. While this arrangement has reduced our working capital needs, there can be no assurance that it will continue in the future. In addition, the cost of this program will increase as interest rates increase.

Our liquidity was also positively impacted by the increase in accounts payable of $5,374,000. This increase is the result of obtaining extended payment terms with our vendors during fiscal 2004. In addition our cash flow was positively impacted by $3,398,000 in deferred income taxes as the result of federal and state net operating loss carry forwards to fiscal 2004. At March 31, 2004, we had federal and state net operating loss carry forwards of $11,704,000 and $7,492,000, respectively, which expire in varying amounts through 2023.

We have agreed to purchase approximately $24 million of inventory from AutoZone through the issuance of monthly credits, over a 24-month period, against receivables generated by sales to AutoZone. We have also agreed that, with respect to merchandise covered by our pay-on-scan arrangement, AutoZone will not be obligated to purchase the goods we ship to it until that merchandise is purchased by one of its customers. While these arrangements will defer recognition of income from sales to AutoZone, we do not believe they will ultimately have an adverse impact on our liquidity. In addition, although we have increased our inventory levels and our employee base to accommodate the incremental business we received from AutoZone, we believe that this incremental business will improve our overall liquidity and cash flow from operations.

Our customers continue to aggressively seek extended payment terms, pay-on-scan arrangements, price concessions and other terms that could adversely affect our liquidity. In this regard we are working with our bank and other financial institutions to increase our liquidity and financial capabilities. There can be no assurance that the initiatives will be successful.

The following summarizes our contractual obligations and other commitments at March 31, 2004, and the effect such obligations could have on our cash flow in future periods:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligation	—	—	—	—	—
Capital (Finance) Lease Obligations	$ 1,656,000	$ 409,000	$ 764,000	$ 483,000	—
Operating Lease Obligations	$ 3,902,000	$1,283,000	$2,613,000	$ 6,000	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	$ 9,715,000	$1,532,000	$3,064,000	$2,528,000	$ 2,591,000
Total	$15,273,000	$3,224,000	$6,441,000	$3,017,000	$ 2,591,000

Capital Lease Obligations represent amounts due under leases of various types of machinery and computer equipment that are accounted for as capital leases.

Operating Lease Obligations represent amounts due for rent under our leases for office and warehouse facilities in California, Tennessee, North Carolina, Malaysia and Singapore.

Other Long-Term Obligations represent commitments we have with certain customers to provide a marketing allowance in consideration for supply agreements to provide products over a defined period.

Management believes that cash flow from operations, availability under our credit agreement and our participation in the receivable discount program we have established with two of our customers will be sufficient to meet our working capital needs during fiscal 2005.

Recent Accounting Pronouncements. In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 was effective January 1, 2002. The adoption of SFAS 144 did not have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates and clarifies existing accounting pronouncements related to gains and losses from extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS 145 effective January 1, 2003, did not have a material impact on our financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS 146, effective January 1, 2003, did not have a material impact on our financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our financial statements because our revenue arrangements do not have multiple deliverables.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148 amends SFAS 123 to provide alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosures for both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the methods used on reported results. The interim transition and annual disclosure requirements of SFAS 148 are effective for the fiscal year 2003. The adoption of SFAS 148 did not have a material impact on our financial statements.

In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made in interim and annual financial statements of a guarantor about its obligations under certain guarantees that it has been issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Initial recognition and measurement provisions for the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002, we did not have any outstanding guarantees.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. Consolidation by a primary beneficiary of the assets, liabilities and result of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. The interpretation also requires disclosures about variable interest entities that the company is not required consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We adopted the requirements of this Interpretation with respect to all variable interest entities created on or before January 31, 2003 as of June 30, 2003. The adoption of this Interpretation did not have a material effect on our financial statements.

In April 2003, FASB issued SFAS 149, "Amendment of Statement 133 on Derivative instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. We do not have any derivative instruments nor does we engage in hedging activities. The adoption of SFAS 149 did not have a material effect on our financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 generally requires that instruments that have characteristics of both a liability and equity be classified as a liability. SFAS 150 specifies that three categories of freestanding financial instruments (mandatorily redeemable instruments, obligations to repurchase and entity's equity shares by transferring assets and certain obligations to issue a variable number of equity shares) be classified as liabilities or, in certain instances, as assets. SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003. We do not have any financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have a material impact on our financial statements.

In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities" with respect to variable interest entities created before January 2003, which among other issues, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The consolidation requirements apply to all SPE's in the first fiscal year or interim period ending after December 15, 2003. We currently have no SPEs. The adoption of this statement did not have a material impact on our financial statements.

On December 17, 2003, the Staff of the SEC issued Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded by the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged in SAB 104. The adoption of SAB 104 did not affect our revenue recognition policies, nor the results of operations, financial position or cash flows.

In December 2003, the FASB issued SFAS 132R, "Employers' Disclosure about Pensions and Other Post-retirement Benefits." SFAS 132R requires additional disclosures about defined benefit pension plans and other Post-retirement benefit plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Annual disclosures applicable to our U.S. pension and Post-retirement plans are required to be made in our financial statements for the year ended March 31, 2004. Annual disclosures relating to our non-U.S. plans will be required for the year ending March 31, 2005. We have adopted this pronouncement as of December 31, 2003 for all of our U.S. plans.

Quantitative and Qualitative Disclosures About Market Risk

Quantitative Disclosures. We are subject to interest rate risk on our existing debt and any future financing requirements. Our variable rate debt relates to borrowings under the Credit Facility (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources").

The following table presents the weighted-average interest rates expected on our debt instruments in effect at March 31, 2004.

Principal (Notional) Amount by Expected Maturity Date

(As of March 31, 2004)

	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009
Liabilities Bank Debt, Including Current Portion					
Line of Credit Facility*	$ 15,000,000	$ 15,000,000	$ 15,000,000	—	—
Interest Rate*	3.58%/4.00%	3.58%/4.00%	3.58%/4.00%	—	—
Capital lease obligations	$ 409,000	$ 393,000	$ 371,000	$290,000	$193,000
Interest Rate	4.28-10.36%	4.28-10.36%	4.28-10.36%	4.28-10.36%	4.28-6.08%

* On May 28, 2004, we secured a new $15,000,000 credit facility with a new bank. The new revolving credit line, which replaces our existing asset-based facility, bears interest either at the LIBOR rate plus 2% or the bank's reference rate, at our option. The new loan agreement matures on October 2, 2006. At June 25, 2004, there was no outstanding loan balance.

Qualitative Disclosures. Our primary exposure relates to (1) interest rate risk on our long-term and short- term borrowings, (2) our ability to pay or refinance our borrowings at maturity and (3) the impact of interest rate movements on the cost of the receivable discount program we have established with two of our customers. While we cannot predict or manage our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we evaluate our financial position on an on-going basis. An increase in interest rates of 1% would have the effect of reducing our results from operations by approximately $50,000, based on interest-bearing debt and capitalized lease obligations at March 31, 2004 of $4,656,000. In addition, for each $100,000,000 of accounts receivable we discount over a period of 180 days, a 1% increase in interest rates would decrease our operating results by $500,000.

We are exposed to foreign currency exchange risk inherent in our sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. We transact business in two foreign currencies which affect our operations; the Malaysian Ringgit, which has been fixed in relation to the U.S. dollar, and the Singapore dollar.

During the past three years, we have experienced a $8,000 gain, $5,000 gain, and a $34,000 loss, in fiscal years 2004, 2003 and 2002 respectively, relative to our transactions involving these two foreign currencies. Our total foreign assets were $647,000 as of March 31, 2004. A change of 10% in exchange rates would result in an immaterial change in the amount reported in our financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Motorcar Parts of America, Inc.

We have audited the accompanying consolidated balance sheets of Motorcar Parts of America, Inc. (formerly Motorcar Parts & Accessories, Inc.) and Subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Motorcar Parts of America, Inc. and Subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II of Motorcar Parts of America, Inc. and Subsidiaries for each of the three years in the period ended March 31, 2004. In our opinion, this schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

Grant Thornton LLP

Los Angeles, California
June 21, 2004

Motorcar Parts of America, Inc. and Subsidiaries
(Formerly Motorcar Parts & Accessories, Inc.)

Consolidated Balance Sheets at March 31,

	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,630,000	$ 1,307,000
Short term investments	288,000	162,000
Accounts receivable, net of allowance for doubtful accounts of $14,000 and $87,000 in 2004 and 2003, respectively	14,626,000	12,764,000
Inventory – net	28,744,000	27,583,000
Deferred income tax asset	8,124,000	6,753,000
Prepaid income tax	172,000	28,000
Prepaid expenses and other current assets	880,000	577,000
Total current assets	60,464,000	49,174,000
Plant and equipment – net	4,758,000	5,228,000
Deferred income taxes		3,768,000
Other assets	774,000	1,112,000
TOTAL ASSETS	$ 65,996,000	$ 59,282,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 13,456,000	$ 8,082,000
Accrued liabilities	2,851,000	2,559,000
Line of credit	3,000,000	9,932,000
Deferred compensation	260,000	214,000
Other current liabilities	62,000	18,000
Current portion of capital lease obligations	409,000	815,000
Total current liabilities	20,038,000	21,620,000
Deferred income taxes	1,016,000	—
Deferred income	100,000	—
Capital lease obligations, less current portion	1,247,000	209,000
Total Liabilities	22,401,000	21,829,000
Commitments and Contingencies	—	—
Shareholders' Equity:		
Preferred stock; par value $.01 per share, 5,000,000 shares authorized; none issued	—	—
Series A junior participating preferred stock; no par value, 20,000 shares authorized; none issued	—	—
Common stock; par value $.01 per share, 20,000,000 shares authorized; 8,085,955 and 7,960,455 shares issued and outstanding at March 31, 2004 and 2003, respectively	81,000	80,000
Additional paid-in capital	53,096,000	53,126,000
Accumulated other comprehensive loss	(78,000)	(107,000)
Accumulated deficit	(9,504,000)	(15,646,000)
Total shareholders' equity	43,595,000	37,453,000
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 65,996,000	$ 59,282,000

The accompanying notes to consolidated financial statements are an integral part hereof.

Consolidated Statements of Operations

Year Ended March 31,	2004	2003	2002
Net Sales	$ 152,636,000	$ 167,566,000	$ 172,040,000
Cost of goods sold	129,500,000	150,175,000	151,465,000
Gross margin	23,136,000	17,391,000	20,575,000
Operating expenses:			
General and administrative	9,616,000	8,916,000	7,203,000
Sales and marketing	1,977,000	1,071,000	1,167,000
Research and Development	565,000	564,000	552,000
Provision for doubtful accounts	13,000	(104,000)	412,000
Total operating expenses	12,171,000	10,447,000	9,334,000
Operating income	10,965,000	6,944,000	11,241,000
Other expense (income)			
Interest expense	968,000	1,980,000	3,582,000
Interest income	(37,000)	(636,000)	(26,000)
Income before income tax (expense) benefit	10,034,000	5,600,000	7,685,000
Income tax (expense) benefit	(3,552,000)	5,025,000	4,004,000
Net income	$ 6,482,000	$ 10,625,000	$ 11,689,000
Basic income per share	$ 0.81	$ 1.33	$ 1.61
Diluted income per share	$ 0.77	$ 1.24	$ 1.51
Weighted average shares outstanding:			
Basic	8,023,228	7,960,455	7,253,606
Diluted	8,388,129	8,540,560	7,765,958

The accompanying notes to consolidated financial statements are an integral part hereof.

Consolidated Statements of Shareholders' Equity

For the years ended March 31, 2004, 2003, and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total	Comprehensive Income
Balance at March 31, 2001	6,460,455	$ 65,000	$ 51,281,000	$ (88,000)	$ (37,960,000)	$ 13,298,000	
Sale of Stock	1,500,000	15,000	1,485,000	—	—	1,500,000	
Stock Warrants Re-priced	—	—	360,000	—	—	360,000	
Foreign currency translation	—	—	—	(34,000)	—	(34,000)	$ (34,000)
Unrealized gain on Investments	—	—	—	10,000	—	10,000	10,000
Net Income	—	—	—	—	11,689,000	11,689,000	11,689,000
Comprehensive Income							$ 11,665,000
Balance at March 31, 2002	7,960,455	80,000	53,126,000	(112,000)	(26,271,000)	26,823,000	
Foreign currency translation	—	—	—	5,000	—	5,000	$ 5,000
Net Income	—	—	—	—	10,625,000	10,625,000	10,625,000
Comprehensive Income							$ 10,630,000
Balance at March 31, 2003	7,960,455	80,000	53,126,000	(107,000)	(15,646,000)	37,453,000	
Purchase and cancellation of warrants and options	—	—	(372,000)	—	(340,000)	(712,000)	
Exercise of options	204,500	2,000	498,000	—	—	500,000	
Tax benefit from employee stock options	—	—	139,000	—	—	139,000	
Purchase of common stock	(79,000)	(1,000)	(295,000)	—	—	(296,000)	
Unrealized gain on investments	—	—	—	21,000	—	21,000	$ 21,000
Foreign currency translation	—	—	—	8,000	—	8,000	8,000
Net Income	—	—	—	—	6,482,000	6,482,000	6,482,000
Comprehensive Income							$ 6,511,000
Balance at March 31, 2004	8,085,955	$ 81,000	$ 53,096,000	$ (78,000)	$ (9,504,000)	$ 43,595,000	

The accompanying notes to consolidated financial statements are an integral part hereof.

Consolidated Statements of Cash Flows

Year Ended March 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 6,482,000	$10,625,000	$11,689,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,369,000	2,384,000	2,889,000
Provision for inventory reserves and stock adjustments	2,473,000	2,512,000	2,338,000
Provision for doubtful accounts	13,000	(104,000)	412,000
(Benefit) Expense for deferred income taxes	3,413,000	(4,271,000)	(3,000,000)
Tax benefit from employee stock options	139,000	–	–
Loss on disposal of assets	–	–	11,000
Stock warrants re-priced	–	–	360,000
Changes in:			
Accounts receivable	(1,870,000)	5,262,000	(11,010,000)
Inventory	(3,626,000)	4,174,000	(1,399,000)
Prepaid income tax	(144,000)	3,381,000	(964,000)
Prepaid expenses and other current assets	(303,000)	(171,000)	253,000
Other assets	338,000	620,000	(1,453,000)
Accounts payable	5,379,000	(2,909,000	3,934,000)
Accrued liabilities	299,000	(254,000)	(1,357,000)
Deferred compensation	46,000	(58,000)	75,000
Other liabilities	44,000	(165,000)	44,000
Deferred income	100,000	–	–
Net cash provided by operating activities	15,152,000	21,026,000	2,822,000
Cash flows from investing activities:			
Purchase of property, plant and equipment	(322,000)	(669,000)	(756,000)
Purchase of investments	(126,000)	–	(81,000)
Liquidation of investments	–	110,000	–
Net cash used in investing activities	(448,000)	(559,000)	(837,000)
Cash flows from financing activities:			
Borrowings under the line of credit	8,068,000	60,281,000	49,820,000
Payments under the line of credit	(15,000,000)	(78,378,000)	(50,741,000)
Repurchase of warrants, stock options and treasury shares	(1,008,000)	–	–
Proceeds from options exercised	500,000	–	–
Payment on capital lease obligation	(945,000)	(1,160,000)	(1,112,000)
Net cash used in financing activities	(8,385,000)	(19,257,000)	(2,033,000)
Effect of translation adjustment on cash	4,000	5,000	(24,000)
Net increase (decrease) in cash and cash equivalents	6,323,000	1,215,000	(72,000)
Cash and cash equivalents – beginning of year	1,307,000	92,000	164,000
Cash and cash equivalents – end of year	$ 7,630,000	$ 1,307,000	$ 92,000
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 968,000	$ 2,132,000	$ 2,679,000
Income taxes	$ 253,000	$ 32,000	$ 1,000
Non-cash investing and financing activities:			
Property acquired under capital lease	$ 1,577,000	$ –	$ 103,000
Capital stock issued	$ –	$ –	$ 1,500,000

The accompanying notes to consolidated financial statements are an integral part hereof.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

Note A – Company Background

Motorcar Parts of America, Inc. and its subsidiaries (the "Company") remanufacture and distribute alternators and starters for import and domestic cars and light trucks. (replacement parts sold for use on vehicles after initial purchase). These automotive parts are sold to automotive retail chain stores and warehouse distributors throughout the United States and Canada. The Company also sells after-market replacement alternators and starters to a major automotive manufacturer.

The Company obtains used alternators and starters, commonly known as cores, primarily from its customers (retailers) as trade-ins and by purchasing them from vendors (core brokers). The retailers grant credit to the consumer when the used part is returned to them, and the Company in turn provides a credit to the retailer upon return to the Company. These cores are an essential material needed for the remanufacturing operations. The Company has remanufacturing, warehousing and shipping/ receiving operations for alternators and starters in, California, Singapore and Malaysia.

The Company changed its name to Motorcar Parts of America, Inc. on January 8, 2004.

Note B – Summary of Significant Accounting Policies

1. *Principles of consolidation*

   The accompanying consolidated financial statements include the accounts of Motorcar Parts of America, Inc and its wholly owned subsidiaries, MVR Products Pte. Ltd. and Unijoh Sdn. Bhd. All significant inter-company accounts and transactions have been eliminated.

2. *Cash Equivalents*

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash balances at several financial institutions located in Southern California. At times, the cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash equivalents. Total amounts uninsured at March 31, 2004 and 2003 were approximately $6,930,000 and $1,047,000, respectively.

Notes to Consolidated Financial Statements (continued)

3. *Accounts Receivable*

The allowance for doubtful accounts is developed based upon several factors including customers' credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date.

4. *Inventory*

Inventory is stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out (FIFO) method. Market for cores is determined by comparison to core broker prices. The Company provides an allowance for potentially excess and obsolete inventory based upon historical usage. Inventory costs include core value, material and core components, labor and overhead. The Company records occasional discounts on supplier invoices at the time of payment by reducing related accounts payable and inventory.

5. *Income Taxes*

The Company accounts for income taxes in accordance with guidance issued by the Financial Accounting Standard Board ("FASB") in Statement of Financial Accounting Standards No. 109 ("SFAS"), "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes.

The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax base of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax laws as they occur. A valuation allowance is provided to reduce deferred tax assets when it is more likely than not that a portion of the deferred tax asset would not be realized.

6. *Plant and Equipment*

Plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation and amortization are provided on a straight-line basis in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the leasehold improvements, whichever is shorter.

7. *Foreign Currency Translation*

For financial reporting purposes, the functional currency of the foreign subsidiaries is the local currency. The assets and liabilities of foreign operations are translated into the reporting currency (U. S. dollar) at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average exchange rates during the year in accordance with SFAS 52, "Foreign Currency Translation." The accumulated foreign currency translation adjustment is presented as a component of Other Comprehensive Income in the Consolidated Statement of Stockholders' Equity.

8. *Revenue Recognition*

The Company recognizes revenue when performance by the Company is complete. Revenue is recognized when all of the following criteria established by the Staff of the Securities and Exchange Commission in Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition," have been met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The seller's price to the buyer is fixed or determinable, and
- Collectibility is reasonably assured.

For products shipped free-on-board ("FOB") shipping point, revenue is recognized on the date of shipment. For products shipping FOB destination, revenues are recognized two days after the date of shipment based on the Company's experience regarding the length of transit duration. The Company includes shipping and handling charges in its gross invoice price to customers and classifies the total amount as revenue in accordance with Emerging Issues Task Force Issue ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs are recorded as cost of sales.

The price of a finished product sold to customers and recorded as revenue is generally comprised of separately invoiced amounts for the core included in the product ("core value") and for the value added by remanufacturing ("unit value"). Core value revenue is recorded based on the contractual price of the core as agreed upon with customers. Unit value revenue is recorded based on the Company's price list, which is revised from time-to-time, net of applicable discounts and allowances.

The terms of one customer agreement provide that the Company's invoice price is based on unit value only, excluding the core charge. In that case, the Company records only unit value revenue based on the Company's price list, net of any applicable discounts or allowances. Profit or loss from the sales of cores to this customer are recognized on a monthly basis based upon a reconciliation of the number of units sold to the number of cores returned.

During fiscal 2004, the Company began to offer products on pay-on-scan ("POS") arrangement. For POS inventory, revenue is recognized when the customer has notified the Company that it has sold a specifically identified product to another person or entity. This customer bears the risk of loss of any consigned product from any cause whatsoever from the time possession is taken until a third party customer purchases the product or its absence is noted in a cycle or physical inventory count. Net sales from consignment inventory were $10,372,000 for the fiscal year ended March 31, 2004.

Sales Incentives

The Company records sales incentives, concessions and allowances as a reduction of revenues at the time the related revenues are recorded or when such incentives are offered in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer." Sales incentive amounts are recorded based on the value of the incentive provided.

The Company generally has two types of warranty policies: (a) an advance warranty discount policy ("AWD"), which is a reduction taken on the invoice and (b) an authorized warranty return program which is generally given upon a request from a customer:

Advance Warranty Discount Policy: For products under this warranty policy, in lieu of repairing or exchanging defective units, the Company deducts from the invoice a warranty adjustment of 19.5%. In accordance with SAB 104, the Company records revenue at the time of sale based on the agreed-upon price, which is net of the warranty discount.

Authorized Return Warranty Policy: This policy allows ongoing customers to return parts that have been returned to them under their return policies by a consumer purchaser regardless of whether the parts are defective. In accordance with SFAS 48, "Revenue Recognition When Right of Return Exists," the Company reduces revenue at the time of sale based on estimated future returns.

With respect to the Authorized Return Warranty Policy, we estimate returns in the same period in which the revenue is recorded. The estimates are based on historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. If estimated returns vary from actual returns, actual revenues could be higher or lower than the amount previously recorded. The payment terms vary depending upon contractual arrangements with individual customers.

9. *Income Per Share*

Basic income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted income per share includes the effect, if any, from the potential exercise or conversion of securities, such as stock options and warrants, which would result in the issuance of incremental shares of common stock, including the re-pricing of warrants which occurred in fiscal 2002. The following represents a reconciliation of basic and diluted net income per share.

	Year end March 31		
	2004	2003	2002
Net income	$ 6,482,000	$ 10,625,000	$ 11,689,000
Basic shares	8,023,228	7,960,455	7,253,606
Effect of dilutive options and warrants	364,901	580,105	512,352
Diluted shares	8,388,129	8,540,560	7,765,958
Net income per common share:			
Basic	$ 0.81	$ 1.33	$ 1.61
Diluted	$ 0.77	$ 1.24	$ 1.51

The effect of dilutive options and warrants excludes 127,250 options with exercise prices ranging from $6.35 to $19.13 per share in 2004; 57,475 options with exercise prices ranging from $3.60 to $19.13 per share in 2003; and 457,875 options with exercise prices ranging from $2.88 to $19.13 per share in 2002 – all of which were anti-dilutive. The compution of dilutive income per share excludes any potentially issuable Series A Junior Participating Preferred Stock (See Note I).

10. *Use of Estimates*

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The following are significant estimates affecting cost of goods sold, inventory and other current liabilities.

Under the terms of certain agreements with its customers and industry practice, the Company's customers from time to time may be allowed stock adjustments when their inventory quantity of certain product lines exceeds the anticipated quantity of sales to end-user customers. These adjustments are made when the Company accepts into inventory these customers' overstocks, which do not occur at any specific time during the year. Due to current and expected changes in customer return practices, in the fourth quarter of fiscal 2001, the Company began to provide for a monthly allowance to address the anticipated impact of stock adjustments. This accrual is based on the estimated impact on gross margin due to the following factors:

- The amount of the credit for inventory overstocks is negotiated between the Company and its customers. Thus the amount credited to the customer by the Company may be different than the total sales value of the inventory returned based on the Company's price lists;
- The product mix of inventory overstocks often varies from the product mix sold; and
- The standard costs of inventory received will vary based on the part numbers received.

During fiscal 2004, 2003 and 2002, the Company expensed $1,561,000, $962,000 and $898,000, respectively, in cost of goods sold and reduced the stock adjustment reserve by $1,882,000, $778,000 and $513,000 for fiscal 2004, 2003 and 2002, respectively, for stock adjustments. The reserve for stock adjustments was $473,000 and $794,000 as of March 31, 2004 and 2003, respectively. The allowance is reviewed quarterly based on review of the past twelve-month period and discussions with customers to determine whether the monthly accrual should be adjusted. In January 2004, the Company increased the reserve from $100,275 to $133,023 per month.

Notes to Consolidated Financial Statements (continued)

The Company provides for potential excess and obsolete inventory based upon historical usage and a product's life cycle. Each quarter the Company reviews the last 12 months of activities of each part number to determine the usage for these parts. Based on this activity the Company then determines the number of month's inventory on hand and in general reserves at rates ranging from 10% to 80%.

The Company changed its estimate of the life cycle of cores from 25 years to 20 years in October 2002 based on new information about the average age of US automobiles. The reserve account for excess and obsolete inventory decreased at fiscal year-end 2004 by $611,000 from $3,565,000 at fiscal year-end 2003 to $2,954,000 in fiscal year 2004. The decrease in fiscal 2004 was principally due to the scrapping of 52,000 import alternator cores which reduced the reserve for excess and obsolete inventory by $465,000 and the sale of domestic starters which decreased the reserve by $155,000. In fiscal 2003, this account decreased by $150,000 from $3,715,000 at fiscal year-end 2002 to $3,565,000 at fiscal year-end 2003.

The Company adjusts the carrying value of cores in three ways, (1) when purchases constitute 25% or more of quantity on hand, then a weighted average cost of recent purchases is applied, (2) core values not updated by the above method are adjusted every six months based on a comparison to core broker prices. All cores that have a difference between the carrying value and the quoted core broker price of 35% or greater are adjusted to reflect the change in market value, and (3) a valuation reserve has been set up for those cores not adjusted by the above policies. This reserve account is based upon the inherent value of cores, which the Company now estimates has a life cycle of 20 years. This reserve account, which is part of the reserve for excess and obsolete inventory, decreased in fiscal year 2004 by $3,000 from $37,000 in fiscal year 2003 to $34,000 in fiscal 2004. In fiscal year 2003, this reserve account decreased by $227,000 from $264,000 in fiscal year 2002 to $37,000 in fiscal year 2003. The decrease in both years was principally the result of the Company continuing to decrease core inventory by selling and scrapping cores.

Upon receipt of a core from a customer, the Company generally gives a credit to the customer for the core value originally invoiced with respect to that core. Typically, the core value credit given to a customer exceeds the market value of the core accepted as a trade-in. We record this difference in cost of sales. The Company generally limits core returns to cores sold to the specific customer which are in remanufacturable condition.

Core values fluctuate on the basis of several economic factors, including market availability, seasonality and demand.

The Company assumes that on an annual basis customers will return used but remanufacturable cores equal to an estimated percentage of the total annual number of remanufactured units sold. The estimated percentage is based on historical and current experience. However, both the sales and receipts of cores throughout the year are seasonal with the receipts of used cores lagging sales significantly. To account for this lag and match sales with the associated liability to receive and purchase used cores, on a monthly basis the Company either (a) records a credit to deferred income, which is included in Other Current Liabilities if core receipts are less than sales or (b) records a debit entry to reduce deferred income if core receipts are greater than sales. The Company eliminated any remaining balance in the deferred income account as of the end of the fiscal year as management has estimated that no continuing liability exists for such unreturned cores.

The Company eliminated the valuation allowance for deferred tax assets of $8,429,000 at fiscal year-end 2003. Management believes that it is more likely than not, based on projected taxable income, that the deferred tax assets will be fully realized before their expiration. As a result, there is no valuation allowance for deferred tax assets at fiscal year-end 2004.

11. *Financial Instruments*

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments. The carrying amounts of the line of credit and other long-term liabilities approximate their fair value based on current rates for instruments with similar characteristics.

12. *Stock-Based Compensation*

The Company accounts for stock-based employee compensation as prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure provisions of SFAS 123. "Accounting for Stock-Based Compensation," and SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123."

Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. SFAS 123 requires pro forma disclosures of net income and net income per share as if the fair value based method of accounting for stock-based awards had been applied. Under the fair value based method, compensation cost is recorded based on the value of the award at the grant date and is recognized over the service period. The following table presents pro forma net income had compensation costs been determined on the fair value at the date of grant for awards under the plan in accordance with SFAS 123.

	2004	2003	2002
Net Income as reported:	$ 6,482,000	$ 10,625,000	$ 11,689,000
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects:	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects:	(198,000)	(169,000)	(1,026,000)
Pro forma net income:	$ 6,284,000	$ 10,456,000	$ 10,663,000
Basic income per share – as report	0.81	1.33	1.61
Basic income per share – pro forma	0.78	1.31	1.47
Diluted income per share – as reported	0.77	1.24	1.51
Diluted income per share – pro forma	0.75	1.22	1.37

The weighted average estimated fair value of employee stock options granted during fiscal 2004, 2003 and 2002 was $1.76, $1.16 and $1.71, respectively.

Under SFAS 123, compensation cost for options granted is recognized over the vesting period. The compensation cost included in the pro forma amounts above represents the cost associated with options granted during fiscal 1996 through fiscal 2004. The following assumptions were used in the Black-Scholes pricing model to estimate stock-based compensation:

	2004	2003	2002
Risk free interest rate	3.28%	2.23%	4.46%
Expected life (years)	5	5	5
Expected volatility	51%	53%	77%
Expected dividend yield	0%	0%	0%

13. *Credit Risk*

Substantially all of the Company's sales are to leading automotive parts retailers. Management believes the credit risk with respect to trade accounts receivable is limited due to the Company's credit evaluation process and nature of its customers. However, should our customers experience significant cash flow problems, the Company's financial position and results of operations may be significantly affected.

14. *Deferred Compensation Plan*

The Company has a deferred compensation plan for certain management. The plan allows participants to defer salary, bonuses and commission. The assets of the plan are held in a trust and are subject to the claims of the Company's general creditors under federal and state laws in the event of insolvency. Consequently, the trust qualifies as a Rabbi trust for income tax purposes. The plan's assets consist primarily of mutual funds and are classified as "available for sale." The investments are recorded at market value with any unrealized gain or loss recorded as other comprehensive loss in shareholders' equity. Adjustments to the deferred compensation obligation are recorded in operating expenses.

15. *Comprehensive Income*

SFAS 130, "Reporting Comprehensive Income," established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity during a period resulting from transactions and other events and circumstances from non-owner sources. The Company's total comprehensive income consists of net income, foreign currency translation adjustments and unrealized gain/losses. The Company has presented Comprehensive Income on the Consolidated Statement of Shareholders' Equity.

Notes to Consolidated Financial Statements (continued)

16. *Recent Pronouncements.*

In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of a Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 was effective January 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates and clarifies existing accounting pronouncements related to gains and losses from extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS 145 effective January 1, 2003, did not have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS 146, effective January 1, 2003, did not have a material impact on the Company's financial statements.

Notes to Consolidated Financial Statements (continued)

In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's financial statements because the Company's revenue arrangements do not have multiple deliverables.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148 amends SFAS 123 to provide alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosures for both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the methods used on reported results. The interim transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal year 2003. The adoption of SFAS 148 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made in interim and annual financial statements of a guarantor about its obligations under certain guarantees that it has been issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Initial recognition and measurement provisions for the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002, the Company did not have any outstanding guarantees.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. The interpretation also requires disclosures about variable interest entities that the company is not required consolidate but in which it has a significant variable interest.

The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We adopted the requirements of this Interpretation with respect to all variable interest entities created on or before January 31, 2003 as of June 30, 2003. The adoption of this Interpretation did not have a material effect on the accompanying consolidated financial statements.

In April 2003, FASB issued SFAS 149, "Amendment of Statement 133 on Derivative instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. The Company does not have any derivative instruments nor does it engage in hedging activities. The adoption of SFAS 149 did not have a material effect on the accompanying consolidated financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 generally requires that instruments that have characteristics of both a liability and equity be classified as a liability. SFAS 150 specifies that three categories of freestanding financial instruments (mandatorily redeemable instruments, obligations to repurchase an entity's equity shares by transferring assets and certain obligations to issue a variable number of equity shares) be classified as liabilities or, in certain instances, as assets. SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003. The Company does not have any financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have a material impact on the accompanying consolidated financial statements.

In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities" with respect to variable interest entities created before January 2003, which among other issues, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The consolidation requirements apply to all SPE's in the first fiscal year or interim period ending after December 15, 2003. The Company currently has no SPEs. The adoption of this statement did not have a material impact on its consolidated financial statements.

On December 17, 2003, the Staff of the SEC issued Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded by the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged in SAB 104. The adoption of SAB 104 did not affect the Company's revenue recognition policies, nor the results of operations, financial position or cash flows.

In December 2003, the FASB issued SFAS 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Annual disclosures applicable to our U.S.

pension and postretirement plans are required to be made in our financial statements for the year ended March 31, 2004. Annual disclosures relating to our non-U.S. plans will be required for the year ending March 31, 2005. We have adopted this pronouncement as of December 31, 2003 for all of our U.S. plans.

Note C – Short-Term Investments

The short-term investments account contains the assets of the Company's deferred compensation plan. The assets of the plan are held in a trust and are subject to the claims of the Company's general creditors under federal and state laws in the event of insolvency. The plan's assets consist primarily of mutual funds and are classified as available for sale. As of March 31, 2004 and 2003 the fair market value of the short-term investments was $288,000 and $162,000 and the cost basis was $253,000 and $162,000, respectively. As of March 31, 2004 and 2003, related deferred compensation plan liabilities were $260,000 and $214,000, respectively.

Note D – Inventory

Core and raw materials inventory are stated at the lower of cost or market. The Company determines the market value of cores based on consideration of current core broker prices. Such values are normally less than the core value credited to customers' accounts when cores are returned to the Company. Finished goods costs include the costs of cores, raw materials, labor, and overhead. An allowance for obsolescence is provided to reduce the carrying value of inventory to its estimated market value.

Inventory is comprised of the following at March 31:

	2004	2003
Raw materials and cores	$ 15,298,000	$ 20,197,000
Work-in-process	621,000	719,000
Finished goods	13,379,000	10,232,000
	29,298,000	31,148,000
Less allowance for excess and obsolete inventory	(2,954,000)	(3,565,000)
	26,344,000	27,583,000
Finished goods on consignment	2,400,000	—
Total	$ 28,744,000	$ 27,583,000

Notes to Consolidated Financial Statements (continued)

Note E – Plant and Equipment

Plant and equipment, at cost, are as follows at March 31:

	2004	2003
Machinery and equipment	$ 13,564,000	$ 12,412,000
Office equipment and fixtures	4,718,000	4,539,000
Leasehold improvements	1,099,000	2,619,000
	19,381,000	19,570,000
Less accumulated depreciation and amortization	(14,623,000)	(14,342,000)
Total	$ 4,758,000	$ 5,228,000

Note F – Capital Lease Obligations

The Company leases various types of machinery and computer equipment under agreements accounted for as capital leases and are included in plant and equipment as follows:.

	2004	2003
Cost	$ 7,681,000	$ 5,498,000
Less accumulated amortization	(5,498,000)	(4,414,000)
Total	$ 2,183,000	$ 1,084,000

Future minimum lease payments at March 31, 2004 for the capital leases are as follows:

Year Ending March 31	
2005	$ 487,000
2006	456,000
2007	408,000
2008	310,000
2009	196,000
Total minimum lease payments	1,857,000
Less amount representing interest	(201,000)
Present value of future minimum lease payment	1,656,000
Less current portion	(409,000)
	$ 1,247,000

Note G – Line of Credit

On December 20, 2002, the Company obtained a new line of credit which provides for borrowings up to the lesser of (i) $25,000,000 or (ii) its borrowing base, which consists of 75% of the Company's qualified accounts receivable plus up to $10,000,000 of qualifying inventory. The Company paid the new lender a loan origination fee of $125,000 which has been deferred and is being amortized over 36 months. As a result of this refinancing, the Company's previous lender waived restructuring fees in the amount of $655,000 which were incurred in connection with an earlier restructuring of the Company's prior lending arrangement and which were to be paid if the Company did not secure a new lending source by December 31, 2002. The unamortized portion of the refinancing fee of $447,000 and the related liability of $655,000 were recorded in the income statement, resulting in a net credit of $208,000 recorded to interest expense in 2003.

At March 31, 2004 the Company's borrowing base was $19,616,000, and the Company had borrowed $3,000,000 of this amount and reserved an additional $3,100,000 in connection with the issuance of standby letters of credit for worker's compensation insurance. As such, the Company had availability under its line of credit of $13,516,000. The interest rate on this credit facility fluctuates and is based upon the (i) higher of the federal funds rate plus 1/2 of 1% or the bank's prime rate, in each case adjusted by a margin of between –. 25% and .25% that fluctuates based upon the Company's cash flow coverage ratio or (ii) LIBOR or IBOR, as adjusted to take into account any bank reserve requirements, plus a margin of between 2.00% and 2.50% that fluctuates based upon the Company's cash flow coverage ratio. At March 31, 2004 interest on the Company's outstanding borrowings of $3,000,000 was calculated based upon one month IBOR +2% or 3.11%. In addition the Company pays a fee of .25% per year on any difference between the commitment and the outstanding amount of credit it actually uses, determined by the average of the daily amount of credit outstanding during the specified period.

The bank loan agreement includes various financial conditions, including minimum levels of tangible net worth, cash flow coverage and a number of restrictive covenants, including prohibitions against additional indebtedness, payment of dividends, pledge of assets and capital expenditures as well as loans to officers and/or affiliates. The Company was in compliance with its bank covenants at March 31, 2004.

On May 28, 2004 the Company secured a new $15,000,000 credit facility with a new bank. The new revolving credit line, which replaces the Company's existing asset-based facility, bears interest either at the LIBOR rate plus 2% or the bank's reference rate, at the Company's option. The new loan agreement matures on October 2, 2006.

The new bank loan agreement includes various financial conditions of which the major compliance requirements are tangible net worth of not less than $39,000,000 increased by 75% of net profit after taxes each quarter, EBITDA of not less than $3,000,000 for each quarter for a total of $14,000,000 for the fiscal year, fixed charge ratio of not less than 1.25 to 1.00 as of the last day of each quarter, quick ratio of not less than .65 to 1.00 as of the close of each quarter, capital expenditures in excess of $2,500,000 and permit to exist operating lease obligation of more than $2,000,000.

Under two separate agreements, executed on June 26, 2002 and August 21, 2003 with two different customers involving the same bank, the Company may sell those customers' receivables to the bank, at an agreed-upon discount set at the time the receivables are sold. The discount has ranged from .12% to 2.06% during fiscal 2004, and .53% to 1.51% during fiscal 2003 and has allowed the Company to accelerate collection of the customer's receivables aggregating $39,506,000 in fiscal 2004 and $24,000,000 in fiscal 2003 by an average of 149 days and 51 days, respectively. On an annualized basis the weighted average discount rate on the receivables sold to the bank during the year ended March 31, 2004 and 2003 was 3% and 7.8%, respectively. The amount of the discount on these receivables, $588,000 and $267,000 in fiscal 2004 and fiscal 2003, respectively was recorded in interest expense.

Note H – Stock Adjustments

Stock adjustments are allowed under the terms of certain Company agreements or in accordance with industry practice. Customer's request stock adjustments when the inventory level of certain product lines exceeds their anticipated sales level to their end-user customers. The Company provides an allowance for anticipated stock adjustments and the costs associated with stock adjustments are charged against this allowance. The allowance is reviewed quarterly, together with customer input, to determine if the allowance should be adjusted. The allowance for stock adjustments was $473,000 and $794,000 at

Notes to Consolidated Financial Statements (continued)

March 31, 2004 and 2003, respectively. The following table summarizes the Company's reserve for stock adjustments for the years ended March 31, 2004, 2003 and 2002:

For the Year Ended March 31	Balance at Beginning of Period	Reserve Charged to Income	Stock Adjustments Received	Balance at End of Period
2004	$ 794,000	$ 1,561,000	$ 1,882,000	$ 473,000
2003	610,000	962,000	778,000	794,000
2002	225,000	898,000	513,000	610,000

In fiscal 2004, the Company accepted a stock adjustment of approximately $490,000 to assist its largest customer in its acquisition of a major commercial account.

Note I- Shareholders' Equity

In connection with the execution of the April 20, 2000 amended and restated credit agreement with its lender, the Company issued the bank a warrant to purchase 400,000 shares of the Company's common stock at an exercise price of $2.045 per share. In connection with the execution of the May 31, 2001 second amended and restated credit agreement, the exercise price of the warrant was reduced to $.01 per share, and the Company recognized an expense of $360,000 in fiscal 2002. During fiscal 2004, the Company obtained replacement financing and paid its former lender $700,000 to cancel the warrant to purchase 400,000 shares of its stock. This transaction resulted in a reduction of $340,000 in retained earnings and a reduction of $360,000 in additional paid in capital.

During the twelve months ended March 31, 2004, the Company also repurchased 79,000 shares of its common stock for $296,000. These shares have been retired and are no longer outstanding.

Preferred Stock

On February 24, 1998, the Company entered into a Rights Agreement with Continental Stock Transfer & Trust Company. As part of this agreement, the Company established 20,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share. The Series A Junior Participating Preferred Stock has preferential voting, dividend and liquidation rights over the Common Stock.

Notes to Consolidated Financial Statements (continued)

On February 24, 1998, the Company also declared a dividend distribution to the March 12, 1998 holders of record of one Right for each share of Common Stock held. Each Right, when exercisable, entitles its holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $65 per one one-thousandth of a share (subject to adjustment).

The Rights are not exercisable or transferable apart from the Common Stock until an Acquiring Person, as defined in the Rights Agreement, without the prior consent of our Board of Directors, acquires 20% or more of the outstanding shares of the Common Stock or announces a tender offer that would result in 20% ownership. The Company is entitled to redeem the Rights, at $.001 per Right, any time until ten days after a 20% position has been acquired. Under certain circumstances, including the acquisition of 20% of the Company's common stock, each Right not owned by a potential Acquiring Person will entitle its holder to receive, upon exercise, shares of Common Stock having a value equal to twice the exercise price of the Right.

Holders of a Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20% or more of the Company's outstanding Common Stock, the Company is involved in a merger or other business combination transaction with another person in which it is not the surviving company, the Company's common stock is changed or converted, or the Company sells 50% or more of its assets or earning power to another person.

The Rights expire on March 12, 2008 unless earlier redeemed by the Company.

The Rights make it more difficult for a third party to acquire a controlling interest in the Company without the approval of the Company's Board. As a result, the existence of the Rights could have an adverse impact on the market for the Company's Common Stock.

Notes to Consolidated Financial Statements (continued)

Note J – Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at March 31:

	2004	2003	2002
Foreign currency translation loss	$ (68,000)	$ (76,000)	$ (81,000)
Unrealized losses on investments	(10,000)	(31,000)	(31,000)
	$ (78,000)	$ (107,000)	$ (112,000)

Note K – Employment Agreements and Bonus Plan

The Company has employment agreements with two employees, expiring on March 31, 2006. The agreements provide for annual base salaries aggregating $715,000. In addition, these employees were granted options in fiscal 2001 through 2004 pursuant to the Company's stock option plans for the purchase of 314,750 shares of common stock at exercise prices ranging from $0.93 to $6.35 per share.

Note L — Commitments

The Company leases office and warehouse facilities in California, Tennessee, North Carolina, Malaysia and Singapore under operating leases expiring through 2007. Certain leases contain escalation clauses for real estate taxes and operating expenses. At March 31, 2004, the remaining future minimum rental payments under the above operating leases are as follows:

Year ending March 31,	
2005	$ 1,283,000
2006	1,313,000
2007	1,300,000
2008	6,000
Thereafter	—
	$ 3,902,000

During fiscal years 2004, 2003 and 2002, the Company incurred total lease expenses of $1,263,000, $1,226,000 and $1,805,000, respectively.

The Company entered into a five-year agreement with one of its major customers in March 2003 whereby the Company was designated as the primary supplier for all remanufactured Import alternators and starters purchased by this customer. In consideration for this contract, the Company agreed to issue credits to this customer of approximately $5,014,000 at various times over the life of this five-year period. With the execution of this agreement, the Company recognized a charge against gross revenues of $1,626,000 in fiscal 2003 related to a write-down of core inventory which was recorded as a marketing allowance in accordance with EITF 01-9, received inventory valued at approximately $365,000 and an update order from this customer for $8,329,000 and agreed to assist this customer with their efforts to reduce their warranties by participating in a warranty reduction program. In fiscal 2004 and 2003, the Company recognized total charges against gross revenues of $1,084,000 and $1,626,000, respectively.

The balance of the marketing allowance $1,939,000 will be recognized as a charge against gross revenues over the remaining term of the contract as follows:

Year ending March 31,	
2005	$ 495,000
2006	495,000
2007	495,000
2008	454,000
Total	$ 1,939,000

The Company supplemented the agreement in January 2004 and agreed to provide a $500,000 marketing allowance to this customer. The funds for the marketing allowance are being credited to this customer in 12 equal monthly amounts of $41,666, which began in January 2004 and will end in December 2004. These credits will be charged against gross revenues ratably over the twelve-month period, in accordance with EITF 01-09 as the credits do not result in a single exchange transaction and are dependent upon the customer's continuing relationship with the Company. The Company also agreed to accept a stock adjustment of $550,000 from this customer, which was accounted for as a charge to the stock adjustment reserve.

The Company entered into an eight-year agreement with one of its major customers in October 2003 whereby the Company was designated as the exclusive supplier of all remanufactured Import alternators and starters for a customer. In consideration for this contract, the Company agreed to issue credits to this customer of approximately $8,294,000 to be issued as monthly credits over the 96-month term of the contract. The Company also agreed to provide one-time incentive credits when new stores and distribution stores are opened. In fiscal 2004, the Company recognized total charges against gross revenues under this contract of $518,000. The balance of the marketing allowance $7,776,000 will be recognized as a charge against gross revenues over the remaining term of the contract in accordance with EITF 01-09 as follows:

Year ending March 31,	
2005	$ 1,037,000
2006	1,037,000
2007	1,037,000
2008	1,037,000
2009	1,037,000
2010	1,037,000
2011	1,037,000
2012	517,000
Total	$ 7,776,000

The Company is partially self-insured for Workers Compensation Insurance and is liable for the first $250,000 of each claim, with an aggregate amount of $2,500,000 per year.

Note M — Major Customers

The Company's three largest customers accounted for the following total percentage of accounts receivable and sales for the fiscal year ended:

Sales	2004	2003	2002
Customer A	65%	65%	62%
Customer B	16%	14%	13%
Customer C	14%	12%	11%

Accounts Receivable	2004	2003
Customer A	61%	48%
Customer B	17%	33%
Customer C	15%	12%

Notes to Consolidated Financial Statements (continued)

Note N – Income Taxes

The income tax (expense) benefit for the years ended March 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Current tax (expense) benefit			
Federal	$ (125,000)	$ 821,000	$ 1,004,000
State	(7,000)	(67,000)	—
Foreign	(7,000)	—	—
Total current tax (expense) benefit	(139,000)	754,000	1,004,000
Deferred tax (expense) benefit			
Federal	(3,155,000)	3,703,000	2,610,000
State	(258,000)	568,000	390,000
Total deferred tax benefit	(3,413,000)	4,271,000	3,000,000
Total income tax (expense) benefit	$ (3,552,000)	$ 5,025,000	$ 4,004,000

Deferred income taxes consist of the following at March 31:

	2004	2003
Assets		
Net operating loss carry-forwards	$ 4,527,000	$ 6,356,000
Inventory valuation	2,364,000	4,183,000
Allowance for customer discounts and bad debts	1,018,000	690,000
Inventory capitalization	57,000	54,000
Vacation pay	177,000	194,000
Deferred compensation	91,000	90,000
Accrued bonus	—	132,000
Other	26,000	5,000
	8,260,000	11,704,000
Liabilities		
Deferred state tax	(116,000)	(457,000)
Deferred tax on unrealized gain	(14,000)	—
Accelerated depreciation	(1,022,000)	(726,000)
Net deferred tax assets	$ 7,108,000	$ 10,521,000

The difference between the income tax expense (benefit) at the federal statutory rate and the Company's effective tax rate is as follows:

	2004	2003	2002
Statutory federal income tax rate	34%	34%	34%
State income tax rate	5%	5%	5%
State income tax credits	(3)%	—	—
Change in tax law	(1)%	(15)%	(13)%
Valuation allowance	—	(114)%	(78)%
	35%	(90)%	(52)%

The primary components of the Company's income tax provision (benefit) are (i) the current liability or refund due for federal, state and foreign income taxes, including the effect of the tax net operating loss carryback provisions of the Job Creation and Work Assistance Act of 2002 and (ii) the change in the amount of the net deferred income tax asset, including the effect of any change in the valuation allowance.

The Job Creation and Work Assistance Act of 2002 (the "Act") was passed by Congress and then signed by the President on March 9, 2002. One of the provisions of the Act extends the carry-back period five years for losses arising in years ending during 2001 and 2002. Under the new tax law, the Company received tax refunds of $93,000 in fiscal 2004 and $821,000 in fiscal 2003 related to the five-year carry-back provision of the Act. In the fourth quarter of fiscal 2003, the IRS approved the Company's treatment of the amount to be deducted relating to the fiscal 2000 change in accounting for inventory and allowed the Company to deduct the entire amount in one year (2003) instead of the four years requested. In addition, the IRS concluded its audits. Furthermore, the Company resolved its financing contingency and signed an agreement with a new bank. These positive factors, as well as another year's history of operating profits, lead management to conclude that a valuation allowance was no longer required. Thus, the valuation allowance balance of $8,249,000 was eliminated in fiscal 2003.

At March 31, 2004, the Company had federal and state net operating loss carry forwards of $11,709,000 and $7,492,000, respectively, which expire in varying amounts through 2023.

Realization of these deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income. Management believes it is more likely than not that future taxable income will be sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecast of the future operating results of the Company. Management periodically reviews such forecasts in comparison with actual results and there can be no assurance that such results will be achieved.

Note O — Defined Contribution Plan

As of June 18, 2001, the Company has a 401(k) plan covering all employees who are 21 years of age with at least six months of service. The plan permits eligible employees to make contributions up to certain limitations, with the Company matching 25% of the employees contribution up to the first 6% of employee compensation. Employees are immediately vested in their voluntary contributions and vest in the Company's matching contributions ratably over five years. The Company's matching contribution to the 401(k) plan was $47,979, $33,948 and $25,184 for the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

Note P — Stock Options

In January 1994, the Company adopted the 1994 Stock Option Plan (the "1994 Plan"), under which it was authorized to issue non-qualified stock options and incentive stock options to key employees, directors and consultants. After a number of shareholder-approved increases to this plan, at March 31, 2002 the aggregate number of stock options approved was 960,000 shares of the Company's common stock. The term and vesting period of options granted is determined by a committee of the Board of Directors with a term not to exceed ten years. At the Company's Annual Meeting of Shareholders held on November 8, 2002 the 1994 Plan was amended to increase the authorized number of shares issued to 1,155,000. As of March 31, 2004, there were 793,250 options outstanding under the 1994 Plan and 0 options were available for grant.

In August 1995, the Company adopted the Non-employee Director Stock Option Plan (the "Directors Plan") which provides for the granting of options to directors to purchase a total of 15,000 shares of the Company's common stock. Options to purchase 15,000 shares were granted under the Director's Plan and were exercised prior to March 31, 2001. There are no options outstanding as of March 31, 2004.

In September 1997, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"), under which it is authorized to issue non-qualified stock options and incentive stock options to key employees, consultants and directors to purchase a total of 30,000 shares of the Company's common stock. The term and vesting period of options granted is determined by a committee of the Board of Directors with a term not to exceed ten years. Options to purchase 30,000 shares were granted under the 1996 Plan and were exercised prior to March 31, 2001. There are no options outstanding as of March 31, 2004.

Notes to Consolidated Financial Statements (continued)

At the Company's Annual Meeting of Shareholders held on December 17, 2003 the shareholders approved the Company's proposed 2003 Long-Term Incentive Plan (Incentive Plan) which had been adopted by our Board of Directors on October 31, 2003. Under the Incentive Plan, a total of 1,200,000 shares of our Common Stock have been reserved for grants of Incentive Awards and all of our employees are eligible to participate. The 2003 Incentive Plan will terminate on October 31, 2013, unless terminated earlier by our Board of Directors. No options have been granted under this plan as of March 31, 2004.

A summary of stock option transactions follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at 3/31/01	653,375	$ 9.16
Granted	591,500	$ 2.63
Exercised	0	$ 0
Cancelled	(451,000)	$ 11.29
Outstanding at 3/31/02	793,875	$ 2.87
Granted	154,500	$ 2.38
Exercised	0	$ 0
Cancelled	(8,000)	$ 1.87
Outstanding at 3/31/03	940,375	$ 2.82
Granted	112,875	$ 6.04
Exercised	(204,500)	$ 2.44
Cancelled	(55,500)	$ 2.77
Outstanding at 3/31/04	793,250	$ 3.31

The following table summarizes information about the options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Shares	Exercise Price	Remaining Life in Years	Shares	Weighted Average Exercise Price
$0.931 to $1.800	121,500	$ 1.115	6.95	121,500	$ 1.115
$2.160 to $3.150	540,000	$ 2.786	7.67	540,000	$ 2.786
$3.600 to $11.813	120,375	$ 6.554	9.10	120,375	$ 6.554
$15.625 to $19.125	11,375	$ 17.469	3.20	11,375	$ 17.469
	793,250			793,250	

The stock options exercisable at the end of fiscal year 2004, 2003 and 2002 are 793,250, 940,375 and 793,875, respectively.

Notes to Consolidated Financial Statements (continued)

Note Q — Litigation

In fiscal 2002, the Company settled the class action lawsuit that had been filed against the Company in the United States District Court, Central District of California, Western Division. The class action lawsuit alleged that, over a four-year period during 1996 to 1999, the Company misstated earnings in violation of securities laws. Under the terms of the settlement agreement, the class action plaintiffs received $7,500,000. Of this amount, the Company's directors and officer's insurance carrier paid $6,000,000 and the Company paid the balance. Final approval of this settlement was entered into Court Records on September 18, 2001 and all parties have exchanged releases in connection with this settlement. The consummation of this stock sale was conditioned upon the pending approval by the court of a class action settlement as well as the delivery of an opinion from an independent valuation firm that the price per share of the stock to be sold Mr. Mel Marks, the Company's founder and a board member, was fair to the Company's shareholders from a financial point of view. Mr. Marks also agreed that, if the independent valuation firm opined that the $1.00 price per share was not fair, the price per share would increase to a price the valuation firm opined to be fair. For purposes of this determination, the fairness of the transaction was evaluated as of November 30, 2000. On that date, the Company did not have the resources to pay their portion of the settlement from cash flow from operations and was required to raise these funds from an external source.

On September 18, 2002, the Securities and Exchange Commission filed a civil suit against the Company and its former chief financial officer, Peter Bromberg, arising out of the SEC's investigation into the Company's financial statements and reporting practices for fiscal years 1997 and 1998. Simultaneously with the filing of the SEC Complaint, the Company agreed to settle the SEC's action without admitting or denying the allegations in the Complaint. Under the terms of the settlement agreement, the Company is subject to a permanent injunction barring the Company from future violations of the antifraud and financial reporting provisions of the federal securities laws. No monetary fine or penalty was imposed upon the Company in connection with this settlement with the SEC.

On May 20, 2004, the SEC and the United States Attorney's Office announced that Peter Bromberg was sentenced to ten months, including five months of incarceration and five months of home detention, for making false and misleading statements about Motorcar's financial condition and performance in its 1997 and 1998 Forms 10-K filed with the SEC. Mr. Bromberg consented to the entry of judgment that ordered payment of $76,275 in disgorgement plus prejudgment interest. The SEC waived all but $50,000 of this amount and did not order a civil penalty based upon sworn representation in his Statement of Financial Condition and other documents submitted to the SEC.

The United States Attorney's Office had previously informed the Company that it does not intend to pursue criminal charges against the Company arising from the events involved in the SEC Complaint. On February 13, 2003, the Company received a letter from the U.S. Attorney's Office confirming this information.

In December 2003, the SEC and the United States Attorney's Office brought actions against Richard Marks, the Company's former President and Chief Operating Officer. Mr. Marks agreed to plead guilty to the criminal charges, and will be sentenced on August 9, 2004. In settlement of the SEC's civil fraud action, Mr. Marks paid over $1.2 million and was permanently barred from serving as an officer or director of a public company.

The SEC's complaint and the Justice Department's criminal charges alleged that the defendants, Mr. Bromberg and Mr. Marks, engaged in fraudulent accounting practices and falsified Motorcar's books and records, thereby causing Motorcar to issue false and misleading financial information to the investing public. The SEC's complaint alleged that the Company overstated pre-tax earnings for fiscal year 1997 by $3,391,000 (59.8%) and for fiscal year 1998 by $3,576,000 (49.6%), that the overstated earnings figures were reported to the public in the Company's annual reports on Form 10-K filed with the SEC for the fiscal years ended March 31, 1997 and 1998, and that the Company included false 1997 financial statements in a registration statement filed with the SEC in October 1997, for an offering that raised $19.8 million.

Based upon the terms of agreements we previously entered into with Mr. Marks, we have been paying the costs he has incurred in connection with the SEC and U.S. Attorney's Office's investigation. During fiscal 2004, 2003 and 2002 we incurred costs of approximately $966,000, $560,000 and $73,000 respectively on his behalf.

The Company is subject to various other lawsuits and claims in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on its financial position or future results of operations.

Note R – Related Party Transactions

The Company has entered into agreements with three members of its Board of Directors, Messrs. Selwyn Joffe, Mel Marks and Doug Horn.

In August 2000, the Company's Board of Directors agreed to engage Mr. Mel Marks to provide consulting services to the Company. Mr. Marks is paid an annual consulting fee of $350,000 per year. During fiscal 2004 he was paid $350,000 plus a $50,000 bonus. The Company can terminate this arrangement at any time.

Effective December 1, 1999, the Company entered into a consulting agreement with Mr. Selwyn Joffe, the Chairman of the Board of the Company, pursuant to which he has been retained as a consultant to provide oversight, management, strategic and other advisory services to the Company. The consulting agreement was scheduled to expire on June 1, 2001 but has been extended by mutual agreement through June 1, 2003 and provides for annual compensation to Mr. Joffe in the amount of $160,000. As additional consideration for the consulting services, Mr. Joffe was granted an option to purchase 40,000 shares of the Company's Common Stock pursuant to the Company's 1994 Stock Option Plan. Of these options, 20,000 options were exercisable on the date of grant and the remaining 20,000 options were fully vested on the first anniversary of the date of grant. The options have an exercise price of $2.20 per share and expire ten (10) years after the grant date.

Mr. Joffe and the Company entered into an additional consulting services agreement dated as of May 9, 2002, providing for Mr. Joffe to assist us in considering and pursuing potential transactions and relationships intended to enhance stockholder value. In connection with this arrangement, we agreed to pay Mr. Joffe an additional $10,000 per month for one year and 1% of the value of any transactions, which close by the second anniversary of the agreement, less any monthly fees, paid. This agreement remained in effect until February 14, 2003 at which time Mr. Joffe accepted his current position as

President and Chief Executive Officer in addition to serving as the Chairman of the Board of Directors. Mr. Joffe's current agreement calls for an annual salary of $500,000, the continuation of his prior agreement relative to payment of 1% of the value of any transactions which close by March 31, 2006 along with a car allowance and other compensation generally provided to our other executive staff members. In addition, Mr. Joffe was awarded 100,000 Stock Options effective March 3, 2003 at a strike price of $2.16, 1,500 Stock Options effective April 30, 2003 at a strike price of $1.80 and 100,000 Stock Options effective January 14, 2004 at a strike price of $6.34. Unless otherwise extended, his contract expires on March 31, 2006.

Effective April 1, 2003, the Company entered into an employment agreement with Mr. Charles W. Yeagley, the Chief Financial Officer of the Company. Mr. Yeagley's current agreement calls for an annual salary of $215,000 along with a car allowance and other compensation generally provided to our other executive staff members. In addition, Mr. Yeagley was awarded 25,000 Stock Options effective June 26, 2000 at a strike price of $.93 and 15,000 Stock Options effective May 11, 2004 at a strike price of $8.70. Unless otherwise extended, his contract expires on March 31, 2006.

The Company has agreed to pay Mr. Horn $120,000 per year for serving as the Chairman of the Company's Audit, Compensation and Ethics Committees.

Note S – Subsequent Events

In May 2004, the Company entered into an agreement with AutoZone to become its primary supplier of import alternators and starters for its eight distribution centers. As part of this four year agreement, the Company entered into a pay-on-scan (POS) arrangement with AutoZone. Under this arrangement, AutoZone will not be obligated to purchase the merchandise the Company has shipped to AutoZone that is covered by the POS arrangement until that merchandise is ultimately sold to AutoZone's customers. The Company also agreed to purchase approximately $24 million of AutoZone's current inventory of import starters and alternators transitioning to the POS program at the price AutoZone originally paid for this inventory. The Company will pay for this inventory over 24 months, without interest, through the issuance of monthly credits against receivables generated by sales to AutoZone. The contract requires that the Company continue to meet its historical performance and competitive standards. The Company also agreed to work with AutoZone to transition all of the products it sells to AutoZone to the POS arrangement by April 2006. If that is not accomplished, the Company expects to acquire an additional $24 million of AutoZone inventory to be covered by the expanded POS arrangement. The Company will then provide AutoZone with an additional $24 million of credits, to be taken in equal monthly installments over a 24-month period beginning in May 2006, and the contract will be extended for an additional two years through May 2010.

Note T – Unaudited Quarterly Financial Data

The following summarizes selected quarterly financial data for the fiscal year ended March 31, 2004:

FY 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales	$ 37,102,000	$ 46,424,000	$ 35,578,000	$ 33,532,000
Gross Margin	4,102,000	7,036,000	5,169,000	6,829,000
Total Operating Expenses	2,799,000	3,472,000	3,269,000	2,631,000
Operating Income / (Loss)	1,303,000	3,564,000	1,900,000	4,198,000
Interest expense — net	293,000	288,000	143,000	207,000
Income tax (expense) benefit	(330,000)	(1,378,000)	(632,000)	(1,212,000)
Net Income	680,000	1,898,000	1,125,000	2,779,000
Basic income per share	$ 0.08	$ 0.24	$ 0.14	$ 0.34
Diluted income per share	$ 0.08	$ 0.23	$ 0.13	$ 0.32

In the fourth quarter we benefited from the under-return of cores by our customers, which resulted in $625,000 in cost savings attributable to the difference in costs from obtaining cores from core brokers compared to obtaining cores from our customers and $356,000 in additional revenue due the elimination of warranty reserve related to the under-returns which reduced net sales. These items increased our gross margins by 2.9% in the fourth quarter.

The following summarizes selected quarterly financial data for the fiscal year ended March 31, 2003:

FY 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales	$ 48,405,000	$ 44,456,000	$ 40,115,000	$ 34,550,000
Gross Margin	5,181,000	4,858,000	5,194,000	2,158,000
Total Operating Expenses	2,593,000	2,442,000	2,937,000	2,475,000
Operating Income / (Loss)	2,588,000	2,416,000	2,257,000	(317,000)
Interest expense — net	616,000	872,000	(270,000)	126,000
Income tax (expense) benefit	(1,000)	—	695,000	4,331,000
Net Income	1,971,000	1,544,000	3,222,000	3,888,000
Basic income per share	$ 0.25	$ 0.19	$ 0.40	$ 0.49
Diluted income per share	$ 0.23	$ 0.18	$ 0.38	$ 0.45

Notes to Consolidated Financial Statements (continued)

Significant 4th Quarter Adjustments: The Company's fiscal year 2003 operating results were impacted by the Company's recording of a $4,331,000 tax benefit in the fourth quarter of fiscal 2003 associated with a reduction in the valuation allowance for net deferred tax assets.

Schedule II – Valuation and Qualifying Accounts

Accounts Receivable – Bad Debt Allowance

For the Year Ended March 31	Description	Balance at Beginning of Period	Charged to (Recovery) Bad Debts Expense	Accounts Written Off	Balance at End of Period
2004	Accounts receivable allowance	$ 87,000	$ 13,000	$ 86,000	$ 14,000
2003	Accounts receivable allowance	326,000	(104,000)	135,000	87,000
2002	Accounts receivable allowance	149,000	(412,000)	235,000	326,000

Inventory

For the Year Ended March 31	Description	Balance at Beginning of Period	Reserve Charged to Income	Inventory Written Off	Balance at End of Period
2004	Allowance for excess and obsolete inventory	$ 3,565,000	$ 912,000	$ 1,523,000	$ 2,954,000
2003	Allowance for excess and obsolete inventory	3,715,000	1,550,000	1,700,000	3,565,000
2002	Allowance for excess and obsolete inventory	4,253,000	1,440,000	1,978,000	3,715,000



Selected Financial Data (unaudited)

For Fiscal Years Ended March 31	2004	2003	2002	2001	2000
Income Statement Data					
Net sales	$152,636,000	$167,566,000	$172,040,000	$160,699,000	$194,293,000
Operating income (loss)	10,965,000	6,944,000	11,241,000	(389,000)	(8,535,000)
Income (loss) before income taxes and cumulative effect of accounting change	10,034,000	5,600,000	7,685,000	(4,089,000)	(11,715,000)
Income tax (expense) benefit	(3,552,000)	5,025,000	4,004,000	(13,000)	1,173,000
Income (loss) before cumulative effect of accounting change	6,482,000	10,625,000	11,689,000	(4,102,000)	(10,542,000)
Cumulative effect of accounting change (1)	–	–	–	–	(17,702,000)
Net income (loss)	6,482,000	10,625,000	11,689,000	(4,102,000)	(28,244,000)
Basic income (loss) per share:					
Income (loss) before cumulative effect of accounting change	.81	1.33	1.61	(.63)	(1.63)
Cumulative effect of accounting change	–	–	–	–	(2.74)
Net income (loss) per share	.81	1.33	1.61	(.63)	(4.37)
Diluted income (loss) per share	.77	1.24	1.51	(.63)	(4.37)
Balance Sheet Data					
Total assets	$65,996,000	$59,282,000	$71,296,000	$60,108,000	$71,801,000
Working capital	40,426,000	27,554,000	9,404,000	1,836,000	2,996,000
Line of credit	3,000,000	9,932,000	28,029,000	28,950,000	36,661,000
Long-term debt and capitalized lease obligations – less current portions	1,247,000	209,000	915,000	2,099,000	3,062,000
Shareholders' equity	$43,595,000	$37,453,000	$26,823,000	$13,298,000	$17,393,000

(1) Effective April 1, 1999, we changed our method of valuing inventory and recorded a cumulative effect of accounting change of $17,702,000, which is reflected in the March 31, 2000 Consolidated Statement of Operations.

Board of Directors

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Officers

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The Company

Unless the context otherwise requires, all references in this Annual Report to "the Company," "we," "us," and "our" refer to Motorcar Parts of America, Inc. and its subsidiaries.

Safe Harbor Statement

The Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from the results projected in any forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as within this Annual Report generally.

Availability of SEC Filings

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available free of charge to the public over the Internet at the SEC's website at http://www.sec.gov. Our SEC filings are also available on our website http://www.motorcarparts.com. You may also read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, NY and Chicago, IL. Please call the SEC at (800) 732-0330 for further information on the public reference rooms.

Independent Auditors

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Transfer Agent

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Corporate Websites

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SEC Filings and Other Data

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Stock Trading Information

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Corporate Headquarters

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Investor Information

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MPA's Dedication to Quality

Every employee at MPA--from factory technician to executive management--understands just how important it is for cars and trucks to work properly each and every time the driver gets behind the wheel. It's this understanding that drives us to create the most dependable starters and alternators in the industry, and why each of our customers receives the same reliable components that we trust for our own families. This unerring dedication to quality ensures that MPA's remanufactured starters and alternators will meet or exceed all expectations for quality, reliability and service.

Motorcar Parts of America, Inc.

2929 California Street, Torrance, California 90503
Toll Free 800.890.9988 Tel. 310.972.4000 Fax 310.212.6315
www.motorcarparts.com www.quality-built.com www.onlinetechhelp.com